Supplement to prospectus dated August 7, 2006

Filed Pursuant to Rules 424(b)(3) and (b)(7).
A filing fee of $299,323.89, calculated in accordance with Rule 457(r), has been transmitted to the SEC in connection with the securities offered from the registration statement (File No. 333-136361) by means of this prospectus supplement.

$2,797,419,500
1.50% Convertible Senior Notes due 2011
1.625% Convertible Senior Notes due 2013
Common Stock

We originally issued our 1.50% Convertible Senior Notes due 2011, or 2011 notes, and our 1.625% Convertible Senior Notes due 2013, or 2013 notes, in a private placement transaction on April 18, 2006. This prospectus supplement and the accompanying prospectus will be used by selling securityholders to resell their 2011 notes, 2013 notes and the shares of our common stock issuable upon conversion of the 2011 notes and 2013 notes. We refer to the 2011 notes and the 2013 notes collectively as the “notes.”

Holders of notes, or holders, may convert their (i) 2011 notes based on a conversion rate of 17.8113 shares of our common stock per $1,000 principal amount of 2011 notes (which is equal to an initial conversion price of approximately $56.14 per share) and (ii) 2013 notes based on a conversion rate of 17.8113 shares of our common stock per $1,000 principal amount of 2013 notes (which is equal to an initial conversion price of approximately $56.14 per share), in each case subject to adjustment, only under the following circumstances: (1) if the closing price of our common stock reaches a specified threshold within a specified period, (2) if specified distributions to holders of our common stock are made or specified corporate transactions occur, or (3) during the last month prior to maturity of the applicable notes. Upon conversion, for each $1,000 principal amount of notes a holder will receive an amount in cash equal to the lesser of (i) $1,000 or (ii) the conversion value, determined in the manner set forth in this offering memorandum. If the conversion value exceeds $1,000, we will also deliver, at our election, cash, common stock or a combination of cash and common stock with respect to the remaining shares. If a holder elects to convert its notes in connection with a change in control, we will pay a make-whole premium by increasing the conversion rate applicable to such notes. Additionally, if we experience a change in control, holders may require us to purchase for cash all or a portion of the notes at a price equal to 100% of the principal amount of the notes plus accrued and unpaid interest, if any, to the change in control purchase date. When a holder surrenders notes for conversion, we have the right to request a financial institution to exchange such notes in lieu of conversion, in which case the holder could receive all cash, all common stock or a combination of cash and common stock equal to the consideration due upon conversion.

Our common stock is listed on the New York Stock Exchange under the symbol “MDT.” On August 4, 2006, the last reported sale price of our common stock was $43.62 per share.

Since their issuance, the notes have been eligible for trading in The PORTAL® Market operated by The NASDAQ Stock Market, Inc., or PORTAL; however upon their registration, the notes will cease to be traded on PORTAL. We do not intend to list the notes on any other automated quotation system or any securities exchange.

The selling securityholders will receive all of the proceeds from the sale of the securities and will pay all underwriting discounts and selling commissions, if any. We are responsible for the payment of other expenses incident to the registration of the securities. We will not receive any proceeds from this offering.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement and the accompanying prospectus are truthful and complete. Any representation to the contrary is a criminal offense.

See “Risk Factors” beginning on page 4 and in the documents incorporated by reference in this prospectus supplement and the accompanying prospectus for a discussion of certain risks that you should consider in connection with an investment in the notes or our common stock.

August 7, 2006

Forward-looking Statements

This prospectus supplement and the documents incorporated by reference herein contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. All statements included or incorporated by reference in this offering memorandum, other than statements of historical fact, that address activities, events or developments that we intend, expect, project, believe or anticipate will or may occur in the future, are forward looking statements. This offering memorandum contains forward looking statements that are based on current expectations, estimates, forecasts and projections about us, our future performance, our business, our beliefs and our management’s assumptions. In addition, we, or others on our behalf, may make forward looking statements in press releases or written statements, or in our communications and discussions with investors and analysts in the normal course of business through meetings, webcasts, phone calls and conference calls. Words such as “expect,” “anticipate,” “outlook,” “could,” “target,” “project,” “intend,” “plan,” “believe,” “seek,” “estimate,” “should,” “may,” “assume,” or “continue,” and variations of such words and similar expressions are intended to identify such forward looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. We describe some of the risks, uncertainties and assumptions that could affect our business, including our financial condition and results of operations, in “Risk Factors.” We have based our forward looking statements on our management’s beliefs and assumptions based on information available to our management at the time the statements are made. We caution you that actual outcomes and results may differ materially from what is expressed, implied, or forecast by our forward looking statements. Reference is made in particular to forward looking statements regarding growth strategies, financial results, product development, regulatory approvals, competitive strengths, intellectual property rights, litigation, mergers and acquisitions, market acceptance or continued acceptance of our products, accounting estimates, financing activities, ongoing contractual obligations and sales efforts. Except as required under the federal securities laws and the rules and regulations of the Securities and Exchange Commission, or SEC, we do not have any intention or obligation to update publicly any forward looking statements after the distribution of this offering memorandum, whether as a result of new information, future events, changes in assumptions, or otherwise.

i

Summary

This summary is not complete and does not contain all of the information that you should consider before investing in our securities. You should read this entire prospectus supplement and the accompanying prospectus, including “Risk Factors,” and our consolidated financial statements, the financial information and other documents incorporated by reference into this prospectus supplement and the accompanying prospectus, before you decide to invest in our securities. When used in this prospectus supplement, unless otherwise specified, the terms “Medtronic,” “issuer,” “we,” “our,” and “us” refer to Medtronic, Inc., a corporation organized in Minnesota, and its consolidated subsidiaries.

The Offering

The following is a brief summary of certain terms of the notes. For a more complete description of the terms of the notes, see “Description of the Notes.”

Issuer	Medtronic, Inc.

Notes Offered	$1,236,350,000 principal amount of 1.50% Convertible Senior Notes due 2011. $1,561,069,500 principal amount of 1.625% Convertible Senior Notes due 2013.

Maturity Dates	April 15, 2011 for the 2011 notes. April 15, 2013 for the 2013 notes.

Interest and Payment Dates	1.50% per year, with respect to the 2011 notes, and 1.625% per year, with respect to the 2013 notes, in each case payable semiannually in arrears in cash on April 15 and October 15 of each year, beginning October 15, 2006.

Conversion Rights	Holders of the notes, or holders, may surrender their notes for conversion prior to the close of business on the business day before the stated maturity date only under the following circumstances:

• during any calendar quarter beginning after June 30, 2006 (and only during such calendar quarter), if the closing price of our common stock for at least 20 trading days in the 30 consecutive trading days ending on the last trading day of the immediately preceding calendar quarter is more than 140% of the applicable conversion price per share, which is $1,000 divided by the then applicable conversion rate;

• if specified distributions to holders of our common stock are made, or specified corporate transactions occur; or

• with respect to the 2011 notes, at any time on or after March 15, 2011, and with respect to the 2013 notes, at any time on or after March 15, 2013, in each case through the business day preceding the applicable maturity date.

The initial conversion rate for the 2011 notes is 17.8113 shares of common stock per $1,000 principal amount of 2011 notes. This is equivalent to an initial conversion price of approximately $56.14 per share of common stock.

The initial conversion rate for the 2013 notes is 17.8113 shares of common stock per $1,000 principal amount of 2013 notes. This is equivalent to an initial conversion price of approximately $56.14 per share of common stock.

Upon conversion, a holder will receive an amount in cash equal to the lesser of (i) the principal amount of the note or (ii) the conversion value, determined in the manner set forth in this offering memorandum. If the conversion value exceeds the principal amount of the note on the conversion date, we will also deliver, at our election, cash or common stock or a combination of cash and common stock for the remaining shares. See “Description of the Notes — Conversion Rights.” Holders who convert their notes in connection with a change in control, as defined herein, may be entitled to a make-whole premium in the form of an increase in the conversion rate. See “Description of the Notes — Adjustment to Conversion Rate — Adjustment to Conversion Rate Upon a Change in Control.”

Exchange in Lieu of Conversion	In connection with any conversion of notes, we may, in lieu of delivering cash and shares, if any, of our common stock upon such conversion, direct the conversion agent to surrender the notes that a holder has tendered for conversion to a financial institution designated by us for exchange in lieu of conversion. In order to accept any such notes, the designated institution must agree to deliver, in exchange for such notes, all cash, all shares of our common stock or a combination of cash and shares of our common stock at the option of the designated financial institution. If the designated institution accepts any such notes, it will deliver the appropriate number of shares of our common stock and amount of cash, or both, to the conversion agent and the conversion agent will deliver those shares, cash or both to the holder. Any notes exchanged by the designated institution will remain outstanding. If the designated institution agrees to accept any notes for exchange but does not timely deliver the related consideration or the designated financial institution refuses to accept any such exchange, we will convert the notes and deliver to the holder shares of our common stock, cash, or both, as applicable. See “Description of the Notes — Exchange in Lieu of Conversion.”

Change in Control Redemption	Upon a change in control, as defined herein, the holders may require us to purchase for cash all or a portion of their notes at a purchase price equal to 100% of the principal amount of notes, plus accrued and unpaid interest, if any. See “Description of the Notes — Redemption at the Option of the Holder.”

Ranking	The notes rank:

• equal in right of payment to all of our other existing and future senior unsecured indebtedness, including indebtedness under our senior credit facilities, our Series B Contingent Convertible Notes due 2021, our Senior Notes, Series B due 2010 and our Senior Notes, Series B due 2015;

• senior in right of payment to all of our future subordinated indebtedness; and

• effectively subordinated in right of payment to all of our subsidiaries’ obligations (including secured and unsecured obligations) and subordinated in right of payment to our secured obligations, to the extent of the assets securing such obligations.

As of April 28, 2006, we had approximately $7.9 billion of unsubordinated debt obligations of a type required to be reflected as a liability in our consolidated balance sheet at that date.

Use of Proceeds	The proceeds from the sale of the notes offered pursuant to this prospectus supplement are solely for the account of the selling securityholders.

DTC Eligibility	The notes are in fully registered book-entry form and are represented by permanent global notes without coupons. The global notes are on deposit with a custodian for and registered in the name of a nominee of The Depository Trust Company, or DTC, in New York, New York. Beneficial interests in global notes are shown on, and transfers thereof only may be effected through, records maintained by DTC and its direct and indirect participants, and your interest in any global note may not be exchanged for certificated notes, except in limited circumstances described herein. See “Description of the Notes — Global Notes; Book-Entry; Form.”

Absence of Listing of the Notes	The notes are not listed on any securities exchange or included in any automated quotation system. The notes are eligible for trading in PORTAL, however they will cease to be eligible for trading in PORTAL upon their registration, and we do not intend to list the notes on any other automated quotation system or any securities exchange. The market for the notes is limited, and we cannot guarantee that an active or liquid market will develop.

New York Stock Exchange Symbol for Common Stock	Our common stock is listed on the New York Stock Exchange under the symbol “MDT.”

Trustee	The trustee for the notes is Wells Fargo Bank, National Association.

Governing Law	The indentures and the notes are governed by the laws of the State of New York.

Risk Factors	See “Risk Factors” and other information included or incorporated by reference in this offering memorandum for a discussion of factors you should carefully consider before deciding to invest in the notes.

The following is a brief summary of certain terms of our common stock. For a more complete description of our common stock, see “Description of Capital Stock.”

Issuer	Medtronic, Inc.

New York Stock Exchange Symbol	MDT

Use of Proceeds	The proceeds from the sale of the common stock offered pursuant to this prospectus supplement are solely for the account of the selling securityholders.

Risk Factors	See “Risk Factors” and other information included or incorporated by reference in this offering memorandum for a discussion of factors you should carefully consider before deciding to invest in our common stock.

Risk Factors

Investing in our securities involves a high degree of risk. You should carefully consider the following risk factors and all other information contained or incorporated by reference in this offering memorandum before making an investment decision. The occurrence of any one or more of the following could materially adversely affect your investment in our securities or our business, financial condition, results of operations and prospects.

Risks Relating to Our Business

The medical device industry is highly competitive and we may be unable to compete effectively.

We compete in both the therapeutic and diagnostic medical markets in more than 120 countries throughout the world. These markets are characterized by rapid change resulting from technological advances and scientific discoveries. In the product lines in which we compete, we face a mixture of competitors ranging from large manufacturers with multiple business lines to small manufacturers that offer a limited selection of products. Development by other companies of new or improved products, processes or technologies may make our products or proposed products less competitive. In addition, we face competition from providers of alternative medical therapies such as pharmaceutical companies. Competitive factors include:

•	product reliability,

•	product performance,

•	product technology,

•	product quality,

•	breadth of product lines,

•	product services,

•	customer support,

•	price, and

•	reimbursement approval from healthcare insurance providers.

Major shifts in industry market share have occurred in connection with product problems, physician advisories and safety alerts, reflecting the importance of product quality in the medical device industry. In the current environment of managed care, consolidation among healthcare providers, increased competition and declining reimbursement rates, we have been increasingly required to compete on the basis of price. In order to continue to compete effectively, we must continue to create, invest in or acquire advanced technology, incorporate this technology into our proprietary products, obtain regulatory approvals in a timely manner and manufacture and successfully market our products. Given these factors, we cannot guarantee that we will be able to continue our level of success in the industry.

Reduction or interruption in supply and an inability to develop alternative sources for supply may adversely affect our manufacturing operations and related product sales.

We manufacture most of our products at 22 manufacturing facilities located throughout the world. We purchase many of the components and raw materials used in manufacturing these products from numerous suppliers in various countries. Generally we have been able to obtain adequate supplies of such raw materials and components. However, for reasons of quality assurance, cost effectiveness or availability, we procure certain components and raw materials only from a sole supplier. While we work closely with our suppliers to try to ensure continuity of supply while maintaining high quality and reliability, we cannot guarantee that these efforts will be successful. In addition, due to the stringent regulations and requirements of the United States Food and Drug Administration, or FDA, regarding the manufacture of our products, we may not be able to quickly establish additional or replacement sources for certain components or materials. A reduction or interruption in supply, and an inability to develop alternative sources for such supply, could adversely affect our ability to manufacture our products in a timely or cost effective manner and to make our related product sales.

We are subject to many laws and governmental regulations and any adverse regulatory action may materially adversely affect our financial condition and business operations.

Our medical devices are subject to regulation by numerous government agencies, including the FDA and comparable foreign agencies. To varying degrees, each of these agencies requires us to comply with laws and regulations governing the development, testing, manufacturing, labeling, marketing and distribution of our medical devices. We cannot guarantee that we will be able to obtain marketing clearance from the FDA for our new products, or enhancements or modifications to our existing products, and if we do, such approval may:

•	take a significant amount of time,

•	require the expenditure of substantial resources,

•	involve stringent clinical and pre-clinical testing,

•	involve modifications, repairs or replacements of our products, and

•	result in limitations on the proposed uses of our products.

Both before and after a product is commercially released, we have ongoing responsibilities under FDA regulations. If the FDA were to conclude that we are not in compliance with applicable laws or regulations, or that any of our medical devices are ineffective or pose an unreasonable health risk, the FDA could ban such medical devices, detain or seize adulterated or misbranded medical devices, order a recall, repair, replacement, or refund of such devices and require us to notify health professionals and others that the devices present unreasonable risks of substantial harm to the public health. The FDA may also impose operating restrictions, enjoin and restrain certain violations of applicable law pertaining to medical devices and assess civil or criminal penalties against our officers, employees, or us. The FDA may also recommend prosecution to the Department of Justice. Any adverse regulatory action, depending on its magnitude, may restrict us from effectively marketing and selling our products.

Foreign governmental regulations have become increasingly stringent, and we may become subject to more rigorous regulation by foreign governmental authorities in the future. Penalties for a company’s noncompliance with foreign governmental regulation could be severe, including revocation or suspension of a company’s business license and criminal sanctions. Any domestic or foreign governmental law or regulation imposed in the future may have a material adverse effect on us.

We are also subject to various environmental laws and regulations both within and outside the United States. Our operations involve the use of substances regulated under environmental laws, primarily those used in manufacturing and sterilization processes. We cannot guarantee that compliance with environmental protection laws and regulations will not have a material impact on our consolidated earnings, financial condition, or cash flows.

Our failure to comply with strictures relating to reimbursement and regulation of healthcare goods and services may subject us to penalties and adversely impact our reputation and business operations.

Our devices are subject to regulation regarding quality and cost by the United States Department of Health and Human Services, including the Centers for Medicare & Medicaid Services, or CMS, as well as comparable state and foreign agencies responsible for reimbursement and regulation of healthcare goods and services. Foreign governments also impose regulations in connection with their healthcare reimbursement programs and the delivery of healthcare goods and services. United States federal government healthcare laws apply when we submit a claim on behalf of a United States federal healthcare program beneficiary, or when a customer submits a claim for an item or service that is reimbursed under a United States federal government funded healthcare program, such as Medicare or Medicaid. The principal United States federal laws implicated include those that prohibit the filing of false or improper claims for federal payment, those that prohibit unlawful inducements for the referral of business reimbursable under federally-funded healthcare programs, known as the anti-kickback laws, and those that prohibit healthcare service providers seeking reimbursement for providing certain services to a patient who was referred by a physician that has certain types of direct or indirect financial relationships with the service provider, known as the Stark law.

The laws applicable to us are subject to evolving interpretations. If a governmental authority were to conclude that we are not in compliance with applicable laws and regulations, we and our officers and employees could be subject to severe criminal and civil penalties, including, for example, exclusion from participation as a supplier of product to beneficiaries covered by CMS. If we are excluded from participation based on such an interpretation, our reputation and business operations could suffer.

Quality problems with our processes, goods and services could harm our reputation for producing high quality products and erode our competitive advantage.

Quality is extremely important to us and our customers due to the serious and costly consequences of product failure. Our quality certifications are critical to the marketing success of our goods and services. If we fail to meet these standards our reputation could be damaged, we could lose customers and our revenue could decline. Aside from specific customer standards, our success depends generally on our ability to manufacture to exact tolerances precision engineered components, subassemblies and finished devices from multiple materials. If our components fail to meet these standards or fail to adapt to evolving standards, our reputation as a manufacturer of high quality components will be harmed, our competitive advantage could be damaged, and we could lose customers and market share.

We are substantially dependent on patent and other proprietary rights and failing to be successful in patent or other litigation may result in our payment of significant money damages and/or royalty payments, negatively impact our ability to sell current or future products or prohibit us from enforcing our patent and proprietary rights against others.

We operate in an industry characterized by extensive patent litigation. Patent litigation can result in significant damage awards and injunctions that could prevent our manufacture and sale of affected products or require us to pay significant royalties in order to continue to manufacture or sell affected products. At any given time, we are generally involved as both a plaintiff and a defendant in a number of patent infringement actions, the outcomes of which may not be known for prolonged periods of time. While it is not possible to predict the outcome of patent litigation incident to our business, we believe the results associated with any litigation could result in our payment of significant money damages and/or royalty payments, negatively impact our ability to sell current or future products or prohibit us from enforcing our patent and proprietary rights against others, which would generally have a material adverse impact on our consolidated earnings, financial condition, or cash flows.

We rely on a combination of patents, trade secrets and nondisclosure and non-competition agreements to protect our proprietary intellectual property, and will continue to do so. While we intend to defend against any threats to our intellectual property, there can be no assurance that these patents, trade secrets or other agreements will adequately protect our intellectual property. There can also be no assurance that pending patent applications owned by us will result in patents issuing to us, that patents issued to or licensed by us in the past or in the future will not be challenged or circumvented by competitors or that such patents will be found to be valid or sufficiently broad to protect our technology or to provide us with any competitive advantage. Third parties could also obtain patents that may require us to negotiate licenses to conduct our business, and there can be no assurance that the required licenses would be available on reasonable terms or at all. We also rely on nondisclosure and non-competition agreements with certain employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or proprietary knowledge.

Product liability claims could adversely impact our financial condition and our earnings and impair our reputation.

Our business exposes us to potential product liability risks which are inherent in the design, manufacture and marketing of medical devices. In addition, many of the medical devices we manufacture and sell are designed to be implanted in the human body for long periods of time. Component failures, manufacturing flaws, design defects or inadequate disclosure of product-related risks or product-related information with respect to these or other products we manufacture or sell could result in an unsafe condition or injury to, or death of, a patient. The occurrence of such a problem could result in product liability claims or a recall of, or safety alert relating to, one or more of our products, which could ultimately result, in certain cases, in the removal from the body of such products and claims regarding costs associated therewith. We have elected to self-insure with respect to product liability risks. Product liability claims or product recalls in the future, regardless of their ultimate outcome, could have a material adverse effect on our business and reputation and on our ability to attract and retain customers for our products.

Our self-insurance program may not be adequate to cover future losses.

We have elected to self-insure most of our insurable risks. We made this decision based on conditions in the insurance marketplace that have led to increasingly higher levels of self-insurance retentions, increasing numbers of coverage limitations and dramatically higher insurance premium rates. We continue to monitor the insurance marketplace to evaluate the value to us of obtaining insurance coverage in the future. While based on historical loss trends we believe that our self-insurance program accruals will be adequate to cover future losses, we cannot guarantee that this will remain true. Historical trends may not be indicative of future losses. These losses could have a material adverse impact on our consolidated earnings, financial condition or cash flows.

If we experience decreasing prices for our goods and services and we are unable to reduce our expenses, our results of operations will suffer.

We may experience decreasing prices for the goods and services we offer due to pricing pressure experienced by our customers from managed care organizations and other third-party payors; increased market power of our customers as the medical device industry consolidates; and increased competition among medical engineering and manufacturing services providers. If the prices for our goods and services decrease and we are unable to reduce our expenses, our results of operations will be adversely affected.

Our international operations are subject to a variety of risks that could adversely affect those operations and thus our profitability and operating results.

Our operations in countries outside the United States, which accounted for 32% of our net sales for the year ended April 28, 2006, are accompanied by certain financial and other risks. We intend to continue to pursue growth opportunities in sales internationally, which could expose us to greater risks associated with international sales and operations. Our international operations are, and will continue to be, subject to a number of risks and potential costs, including:

•	changes in foreign medical reimbursement programs and policies,

•	changes in foreign regulatory requirements,

•	local product preferences and product requirements,

•	longer-term receivables than are typical in the United States,

•	fluctuations in foreign currency exchange rates,

•	less protection of intellectual property in some countries outside of the United States,

•	trade protection measures and import and export licensing requirements,

•	work force instability,

•	political and economic instability, and

•	complex tax and cash management issues.

Consolidation in the healthcare industry could have an adverse effect on our revenues and results of operations.

Many healthcare industry companies, including medical device companies, are consolidating to create new companies with greater market power. As the healthcare industry consolidates, competition to provide goods and services to industry participants will become more intense. These industry participants may try to use their market power to negotiate price concessions or reductions for medical devices that incorporate components produced by us. If we are forced to reduce our prices because of consolidation in the healthcare industry, our revenues could decrease and our consolidated earnings, financial condition or cash flows could suffer.

Healthcare policy changes may have a material adverse effect on us.

Healthcare costs have risen significantly over the past decade. There have been and may continue to be proposals by legislators, regulators and third-party payors to keep these costs down. Certain proposals, if passed, could impose limitations on the prices we will be able to charge for our products, or the amounts of reimbursement available for our products from governmental agencies or third-party payors. These limitations could have a material adverse effect on our financial position and results of operations.

Our business is indirectly subject to healthcare industry cost containment measures that could result in reduced sales of medical devices containing our components.

Most of our customers, and the healthcare providers to whom our customers supply medical devices, rely on third-party payors, including government programs and private health insurance plans, to reimburse some or all of the cost of the procedures in which medical devices that incorporate components we manufacture or assemble are used. The continuing efforts of governments, insurance companies and other payors of healthcare costs to contain or reduce these costs could lead to patients being unable to obtain approval for payment from these third-party payors. If that were to occur, sales of finished medical devices that include our components may decline significantly and our customers may reduce or eliminate purchases of our components. The cost containment measures that healthcare providers are instituting, both in the United States and internationally, could harm our ability to operate profitably. For example, managed care organizations have successfully negotiated volume discounts for pharmaceuticals. While this type of discount pricing does not currently exist for medical devices, if managed care or other organizations were able to affect discount pricing for devices, it may result in lower prices to our customers from their customers and, in turn, reduce the amounts we can charge our customers for our medical devices.

Our research and development efforts rely upon investments and alliances, and we cannot guarantee that any previous or future investments or alliances will be successful.

Our strategy to provide a broad range of therapies to restore patients to fuller, healthier lives requires a wide variety of technologies, products and capabilities. The rapid pace of technological development in the medical industry and the specialized expertise required in different areas of medicine make it difficult for one company alone to develop a broad portfolio of technological solutions. In addition to internally generated growth through our research and development efforts, historically we have relied, and expect to continue to rely, upon investments and alliances to provide us access to new technologies both in areas served by our existing businesses as well as in new areas. We expect to make future investments where we believe that we can stimulate the development of, or acquire, new technologies and products to further our strategic objectives and strengthen our existing businesses. Investments and alliances in and with medical technology companies are inherently risky, and we cannot guarantee that any of our previous or future investments or alliances will be successful or will not materially adversely affect our consolidated earnings, financial condition or cash flows.

The success of many of our products depends upon strong relationships with physicians.

If we fail to maintain our working relationships with physicians, many of our products may not be developed and marketed in line with the needs and expectations of the professionals who use and support our products, which could cause a decline in our earnings and profitability. The research, development, marketing and sales of many of our new and improved products are dependent upon our maintaining working relationships with physicians. We rely on these professionals to provide us with considerable knowledge and experience regarding our products and the marketing of our products. Physicians assist us as researchers, marketing consultants, product consultants and inventors, and as public speakers. If we are unable to maintain our strong relationships with these professionals and continue to receive their advice and input, the development and marketing of our products could suffer, which could have a material effect on our consolidated earnings, financial condition or cash flows.

Risks Relating to the Notes

The notes are structurally subordinated. This may affect your ability to receive payments on the notes.

The notes are obligations exclusively of Medtronic, Inc. We conduct a significant portion of our operations through our subsidiaries. During the year ended April 28, 2006, our subsidiaries earned 87.4% of our consolidated revenues. Our subsidiaries also have significant liabilities, including direct obligations of approximately $269.5 million for borrowed money as of April 28, 2006. In addition, we may, and in some cases we have plans to, conduct additional operations through our subsidiaries in the future and, accordingly, our subsidiaries’ liabilities and share of our consolidated revenues may increase. Our cash flow and our ability to service our debt, including the notes, therefore partially depend upon the earnings of our subsidiaries, and we depend on the distribution of earnings, loans or other payments by those subsidiaries to us.

Our subsidiaries are separate and distinct legal entities. Our subsidiaries have no obligation to pay any amounts due on the notes or, subject to existing or future contractual obligations between us and our subsidiaries, to provide us with funds for our payment obligations, whether by dividends, distributions, loans or other payments. In addition, any payment of dividends, distributions, loans or advances by our subsidiaries to us could be subject to statutory or contractual restrictions and taxes on distributions. Payments to us by our subsidiaries will also be contingent upon our subsidiaries’ earnings and other business considerations.

Our right to receive any assets of any of our subsidiaries upon liquidation or reorganization, and, as a result, the right of the holders of the notes to participate in those assets, will be effectively subordinated to the claims of that subsidiary’s creditors, including trade creditors and preferred shareholders, if any. The notes do not restrict the ability of our subsidiaries to incur additional liabilities.

The convertible note hedge transactions, as well as the warrant transactions, may affect the value of the notes.

In connection with our sale of the notes, we entered into convertible note hedge transactions with certain financial institutions we refer to as the Hedge Participants. We entered into these convertible note hedge transactions in an effort to offset the dilution of our common stock that might otherwise result from a conversion of the notes. We also entered into warrant transactions with the Hedge Participants.

We believe that the Hedge Participants hold shares of our common stock as a hedge against their participation in these transactions. We understand that the Hedge Participants are likely to modify their positions in our common stock from time to time prior to conversion or maturity of the notes or termination of these transactions. The Hedge Participants have advised us that they might make such modifications during the conversion reference period for the conversion of notes. In addition, we will exercise options we hold under these convertible note hedge transactions whenever notes are converted. We expect that in order to unwind their hedge positions with respect to those exercised options, that during conversion reference periods the Hedge Participants will sell shares of our common stock in secondary market transactions or unwind various over-the-counter derivative transactions with respect to our common stock, which may reduce the value of the notes being converted. We expect that the effect of the Hedge Participants actions would be magnified if we were to settle a conversion of notes entirely in cash.

The effect, if any, of these transactions on the market price for our common stock will depend on market conditions and cannot be ascertained at this time, but any of these activities could reduce the value of our common stock, and therefore the notes as well.

There may not be active trading market for the notes.

Since their initial sale, the notes have been eligible for trading on PORTAL; however, upon their registration, the notes will cease to be traded on PORTAL. We have not, and we have no plans to list, the notes on a securities exchange. Any market-making activity that may exist may be discontinued at any time, for any reason or for no reason, and without notice. Even if there is a trading market for the notes, it may not be liquid. The liquidity of any market for the notes will depend upon the number of holders of the notes, our results of operations and financial condition, the market for similar securities, the interest of securities dealers in making a market in the notes and other factors.

Fluctuations in the price of our common stock may prevent you from being able to convert the notes, may impact the price of the notes and may make them more difficult to resell.

The ability of holders to convert the notes is conditioned on the closing price of our common stock reaching a specified threshold or the occurrence of specified corporate transactions, such as a change in control. If the closing price threshold for conversion of the notes is satisfied during a calendar quarter, holders may convert the notes only during the subsequent calendar quarter. If such closing price threshold is not satisfied and none of the specified corporate transactions that would permit a holder to convert notes occurs, holders would not be able to convert notes except during the one-month period prior to their applicable maturity dates.

Because the notes may be convertible into shares of our common stock, volatility or depressed prices for our common stock could have a similar effect on the trading price of the notes and could limit the amount of cash payable upon conversion of the notes. Holders who receive common stock upon conversion of the notes will also be subject to the risk of volatility and depressed prices of our common stock.

The make-whole premium that may be payable upon a change in control may not adequately compensate you for the lost option time value of your notes as a result of such change in control.

If you convert notes in connection with a change in control, we may be required to issue a make-whole premium by increasing the conversion rate applicable to your notes, as described under “Description of the Notes — Adjustment To Conversion Rate — Adjustment to Conversion Rate Upon a Change in Control.” While these increases in the applicable conversion rate are designed to compensate you for the lost option time value of your notes as a result of a change in control, such increases are only an approximation of such lost value and may not adequately compensate you for such loss. Our obligation to increase the conversion rate could be considered a penalty, in which case the enforceability thereof would be subject to general principles of reasonableness of economic remedies.

Because your right to require our repurchase of the notes is limited, the market prices of the notes may decline if we enter into a transaction that is not a change in control under the indentures.

The term “change in control” is limited and may not include every event that might cause the market prices of the notes to decline or result in a downgrade of the credit rating of the notes. Our obligation to repurchase the notes upon a change in control may not preserve the value of the notes in the event of a highly leveraged transaction, reorganization, merger or similar transaction. See “Description of the Notes — Redemption at the Option of the Holder.”

If you hold notes, you are not entitled to any rights with respect to our common stock, but you are subject to all changes made with respect to our common stock.

If you hold notes, you are not entitled to any rights with respect to our common stock (including, without limitation, voting rights and rights to receive any dividends or other distributions on our common stock), but you are subject to all changes to our common stock that might be adopted by the holders of our common stock to curtail or eliminate any of the powers, preferences or special rights of our common stock, or impose new restrictions or qualifications upon our common stock. You only will be entitled to rights on the common stock if and when we deliver shares of common stock to you in exchange for your notes and in limited cases under the anti-dilution adjustments of the notes. For example, in the event that an amendment is proposed to our articles of incorporation or bylaws requiring shareholder approval and the record date for determining the shareholders of record entitled to vote on the amendment occurs prior to delivery of common stock upon conversion of your notes, you will not be entitled to vote on the amendment, although you will nevertheless be subject to any changes in the powers, preferences or special rights of our common stock.

The U.S. federal income tax consequences of converting the notes are uncertain.

The U.S. federal income tax treatment of the conversion of the notes into a combination of our common stock and cash is uncertain. You are urged to consult your tax advisors with respect to the U.S. federal income tax consequences resulting from the conversion of notes into a combination of cash and common stock. A discussion of the U.S. federal income tax consequences of ownership and disposition of the notes is contained under the heading “Certain U.S. Federal Income Tax Considerations.”

You may have to pay taxes with respect to distributions on our common stock that you do not receive.

The conversion rate of the notes is subject to adjustment for certain events arising from stock splits and combinations, stock dividends, cash dividends and certain other actions by us that modify our capital structure. If, for example, the conversion rate is adjusted as a result of a distribution that is taxable to holders of our common stock, such as a cash dividend, you may be required to include an amount in income for U.S. federal income tax purposes, notwithstanding the fact that you do not receive an actual distribution. In addition, holders of the notes may, in certain circumstances, be deemed to have received a distribution subject to U.S. federal withholding taxes (including backup withholding taxes or withholding taxes for payments to foreign persons). If we pay withholding taxes on behalf of a holder, we may, at our option, set off such payments against payments of cash and common stock on the notes. See the discussions under the headings “Certain U.S. Federal Income Tax Considerations — Consequences to U.S. Holders — Constructive Distributions” and “Certain U.S. Federal Income Tax Considerations — Consequences to Non-U.S. Holders — Dividends and Constructive Distributions” for more details.

We may not be able to raise the funds necessary to finance a change in control purchase or to make the payments due upon conversion, and if a default occurs under our existing credit facilities we may be unable to make such payments.

Upon the occurrence of a change in control, holders of notes may require us to purchase their notes. In addition, we will be required to make cash payments to holders on conversion of the notes. However, it is possible that we would not have sufficient funds to make the required purchase of notes or to make cash payments on conversion. In addition, certain important corporate events, such as leveraged recapitalizations that would increase the level of our indebtedness, would not constitute a change in control under the indentures. See “Description of the Notes — Redemption at the Option of the Holder.” Similarly, if we default under our existing credit facilities, we may be unable to make any cash payments due upon conversion or upon a change in control.

The change in control purchase feature of the notes may delay or prevent an otherwise beneficial attempt to take over our company.

The terms of the notes require us to purchase the notes for cash in the event of a change in control. A takeover of our company would trigger the requirement that we purchase the notes. This may have the effect of delaying or preventing a takeover of our company that would otherwise be beneficial to investors.

Risks Relating to Our Common Stock

Provisions in our articles of incorporation and bylaws, our shareholder rights agreement or Minnesota law might discourage, delay or prevent a change of control of our company or changes in our management and, therefore, depress the trading price of our common stock.

Provisions of our articles of incorporation and bylaws and Minnesota law may discourage, delay or prevent a merger, acquisition or other change in control that shareholders may consider favorable, including transactions in which you might otherwise receive a premium for your shares of our common stock. These provisions may also prevent or frustrate attempts by our shareholders to replace or remove our management. These provisions include:

•	limitations on the removal of directors;

•	advance notice requirements for shareholder proposals and nominations;

•	the ability of our board of directors to make, alter or repeal our bylaws; and

•	the ability of our board of directors to designate the terms of and issue new series of preferred stock without shareholder approval.

We are also party to a shareholder rights agreement. Under this plan our shareholders are able to acquire shares of our common stock at a price equal to 50% of the then-current market value in limited circumstances when a third party acquires or announces its intention to acquire 15% or more of our outstanding common stock.

In addition, we are subject to Sections 302A.671 and 302A.673 of the Minnesota Business Corporation Act. In general, Section 302A.671 provides that the shares of a public Minnesota corporation acquired in a control share acquisition have no voting rights unless voting rights are approved in a prescribed manner. In general, Section 302A.673 prohibits a public Minnesota corporation from engaging in a business combination with an interested shareholder for a period of four years after the date of the transaction in which such person became an interested shareholder, unless either the business combination or the acquisition by which such person becomes an interested shareholder is approved in a prescribed manner. See “Description of Capital Stock — Business Combinations and Control Share Acquisitions.”

The existence of the foregoing provisions and anti-takeover measures could limit the price that investors might be willing to pay in the future for shares of our common stock. They could also deter potential acquirers of our company, thereby reducing the likelihood that you could receive a premium for your common stock in an acquisition.

We can issue shares of preferred stock that may adversely affect your rights as a shareholder of our common stock.

Our articles of incorporation authorize us to issue up to 2,500,000 shares of preferred stock with relative rights and preferences determined by our board of directors. Accordingly, our board of directors is empowered, without shareholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights superior to those of shareholders of our common stock. For example, an issuance of shares of our preferred stock could:

•	adversely affect the voting power of the shareholders of our common stock;

•	make it more difficult for a third party to gain control of us;

•	discourage bids for our common stock at a premium;

•	limit or eliminate any payments that the shareholders of our common stock could expect to receive upon our liquidation; or

•	otherwise adversely affect the market price of our common stock.

We may issue shares of our preferred stock at any time.

The convertible note hedge transactions, as well as the warrant transactions, may affect the value of our common stock.

The convertible note hedge transactions, as well as the warrant transactions, may affect the value of our common stock. See “Risk Factors — Risks Relating to the Notes — The convertible note hedge transactions as well as the warrant transactions, may affect the value of the notes.”

The change in control purchase feature of the notes may delay or prevent an otherwise beneficial attempt to take over our company.

The terms of the notes require us to purchase the notes for cash in the event of a change in control. A takeover of our company would trigger the requirement that we purchase the notes. This may have the effect of delaying or preventing a takeover of our company that would otherwise be beneficial to investors.

Use of Proceeds

The proceeds from the sale of the notes and the common stock offered pursuant to this prospectus supplement are solely for the account of the selling securityholders. Accordingly, we will not receive any proceeds from the sale of the notes or the shares of common stock offered by this prospectus supplement.

Description of the Notes

We issued the notes under separate indentures between us and Wells Fargo Bank, National Association, as trustee. As used in this description of notes, the words “we,” “us,” “our” or “Medtronic” refer only to Medtronic, Inc., a Minnesota corporation, and do not include any of our current or future subsidiaries. We have summarized below the material provisions of the indentures, the notes and the registration rights agreement (as defined below). The following description is not complete and is subject to, and qualified by reference to, all of the provisions of the indentures, the notes and the registration rights agreement, which we urge you to read because they define your rights as a note holder. Copies of the indentures, including forms of the notes, and the registration rights agreement that we entered into with Banc of America Securities LLC and Morgan Stanley & Co. Incorporated on April 18, 2006 (the “registration rights agreement”) are available upon request to us. The terms of the notes, including their conversion prices, were determined pursuant to negotiation with their initial purchasers.

General

The 2011 notes are for $2.2 billion aggregate principal amount. The 2011 notes will mature on April 15, 2011.

The 2013 notes are for $2.2 billion aggregate principal amount. The 2013 notes will mature on April 15, 2013.

The notes are in denominations of $1,000 and integral multiples of $1,000. The notes are payable at the principal corporate trust office of the paying agent, which is currently an office or agency of the trustee.

The notes are our general unsecured obligations. The notes rank:

•	equal in right of payment to all of our other existing and future senior unsecured indebtedness, including indebtedness under our senior credit facilities, our Series B Contingent Convertible Notes due 2021, our Senior Notes, Series B due 2010 and our Senior Notes, Series B due 2015;

•	senior in right of payment to all of our future subordinated indebtedness; and

•	structurally subordinated in right of payment to all of our subsidiaries’ existing and future obligations (including secured and unsecured obligations) and effectively subordinated in right of payment to our secured obligations, to the extent of the assets securing such obligations. On April 28, 2006, the aggregate direct obligations of our subsidiaries for borrowed money equaled $269.5 million, and we had no secured indebtedness.

The 2011 notes bear cash interest at the rate of 1.50% per year and the 2013 notes bear cash interest at the rate of 1.625% per year. Interest on the notes accrues from the issue date, or from the most recent date to which interest has been paid or provided for. Interest is payable semiannually in arrears on April 15 and October 15 of each year, beginning on October 15, 2006, to holders of record at the close of business on the April 1 or the October 1 immediately preceding such interest payment date. Each payment of cash interest on the notes will include interest accrued for the period commencing on and including the immediately preceding interest payment date (or, if none, the scheduled original issuance date) through the day before the applicable interest payment date (or purchase date). Any payment required to be made on any day that is not a business day will be made on the next succeeding business day. Interest will be calculated using a 360-day year composed of twelve 30-day months. A “business day” is any weekday that is not a day on which banking institutions in The City of New York are authorized or obligated to close. Interest will cease to accrue on a note upon its maturity, conversion or purchase by us at the option of a holder.

Notes may be presented for conversion at the office of the conversion agent and for exchange or registration of transfer at the office of the registrar. The conversion agent and the registrar currently are the trustee. No service charge will be made for any registration of transfer or exchange of notes. However, we may require the holder to pay any tax, assessment or other governmental charge payable as a result of such transfer or exchange.

We may, to the extent permitted by applicable law, at any time purchase the notes in the open market or by tender at any price or by private agreement.

Conversion Rights

General

Holders may convert their 2011 notes prior to maturity based on an initial conversion rate of 17.8113 shares of our common stock per $1,000 principal amount of 2011 notes (equivalent to an initial conversion price (as defined below) of approximately $56.14 per share), only if the conditions for conversion described below are satisfied. Holders may convert their 2013 notes prior to maturity based on an initial conversion rate of 17.8113 shares of our common stock per $1,000 principal amount of 2013 notes (equivalent to an initial conversion price of approximately $56.14 per share), only if the conditions for conversion described below are satisfied. Except as set forth below under “Exchange in Lieu of Conversion,” holders who convert will receive cash and may, at our option as described below, also receive shares of our common stock. The conversion rate is subject to adjustment as described in “Adjustment To Conversion Rate” below. A note for which a holder has delivered a change in control purchase notice, as described below, requiring us to purchase the note may be surrendered for conversion only if such notice is withdrawn in accordance with the applicable indenture. A holder may convert fewer than all of such holder’s notes so long as the notes converted are an integral multiple of $1,000 principal amount.

The “conversion price” per share of common stock as of any day will equal the result obtained by dividing $1,000 by the then applicable conversion rate (as defined below).

The “applicable conversion rate” means the conversion rate on any trading day (as defined below).

The “conversion date” with respect to a note means the date on which the holder of the note has complied with all requirements under the applicable indenture to convert such note.

Upon conversion, a holder will receive, for each $1,000 principal amount of notes surrendered for conversion:

•	cash in an amount equal to the lesser of (i) $1,000 and (ii) the conversion value, as defined below (the “required cash amount”); and

•	if the conversion value is greater than $1,000, a number of shares of our common stock, (the “remaining shares”) equal to the sum of the daily share amounts (as defined below) for each of the thirty consecutive trading days in the conversion reference period (as defined below), subject to our right to deliver cash in lieu of all or a portion of such remaining shares as described below.

“Conversion value” means the average of the products for each trading day of the conversion reference period of (i) the applicable conversion rate for such day multiplied by (ii) the average of the volume weighted average price (as defined below) per share of our common stock on such day.

The “daily share amounts” means, for each trading day of the conversion reference period and each $1,000 principal amount of notes surrendered for conversion, a number of shares (but in no event less than zero) determined by the following formula:

(	volume weighted average price per share for such trading day	×	conversion rate in effect on the trading day	)	− $1,000

volume weighted average price per share for such trading day × 30

The “volume weighted average price” per share of our common stock on any trading day means such price as displayed on Bloomberg (or any successor service) page MDT <equity> VAP in respect of the period from 9:30 a.m. to 4:00 p.m., New York City time, on such trading day; or, if such price is not available, the volume weighted average price means the market value per share of our common stock on such day as determined by a nationally recognized independent investment banking firm retained for this purpose by us.

A “trading day” is any day on which (i) there is no market disruption event (as defined below) and (ii) the New York Stock Exchange or, if our common stock is not listed on the New York Stock Exchange, the principal national securities exchange on which our common stock is listed, is open for trading or, if the common stock is not so listed, admitted for trading or quoted, any business day. A “trading day” only includes those days that have a scheduled closing time of 4:00 p.m. (New York City time) or the then standard closing time for regular trading on the relevant exchange or trading system.

A “market disruption event” means the occurrence or existence for more than one half hour period in the aggregate on any scheduled trading day for our common stock of any suspension or limitation imposed on trading (by reason of movements in price exceeding limits permitted by the New York Stock Exchange or otherwise) in our common stock or in any options, contracts or future contracts relating to our common stock, and such suspension or limitation occurs or exists at any time before 1:00 p.m. (New York City time) on such day.

The “conversion reference period” means:

•	for notes that are converted during the period beginning on the 30th day prior to the maturity date of the applicable notes, the thirty consecutive trading days beginning on the third trading day following the maturity date; and

•	in all other instances, the thirty consecutive trading days beginning on the third trading day following the conversion date.

By the close of business on the day prior to the first trading day of the applicable conversion reference period, we may specify a percentage of the daily share amount that will be settled in cash (the “cash percentage”) and we will notify you of such cash percentage by notifying the trustee (the “cash percentage notice”). If we elect to specify a cash percentage, the amount of cash that we will deliver in respect of each trading day in the applicable conversion reference period will equal the product of: (i) the cash percentage, (ii) the daily share amount for such trading day and (iii) the volume weighted average price of our common stock for such trading day (provided that after the consummation of a change in control in which the consideration is comprised entirely of cash, the amount used in this clause (iii) will be the cash price per share received by holders of our common stock in such change in control). The number of shares deliverable in respect of each trading day in the applicable conversion reference period will be a percentage of the daily share amount equal to 100% minus the cash percentage. If we do not specify a cash percentage by the close of business on the trading day immediately preceding the start of the applicable conversion reference period, we must settle 100% of the daily share amount for each trading day in the applicable conversion reference period with shares of our common stock; provided, however, that we will pay cash in lieu of fractional shares as described below. We may, at our option, revoke any cash percentage notice by notifying the trustee; provided that we revoke such notice by the close of business on the trading day immediately preceding the start of the applicable conversion reference period.

The cash and any shares of our common stock due upon conversion of the notes will be delivered through the conversion agent as promptly as practicable following the end of the conversion reference period applicable to the notes being converted.

A holder of a note otherwise entitled to a fractional share will receive cash equal to the applicable portion of the arithmetic average of the volume weighted average price of our common stock for each of the thirty consecutive trading days of the conversion reference period (“the average price”).

The ability to surrender notes for conversion will expire at the close of business on the business day immediately preceding the stated maturity date.

Upon determining that the holders are entitled to convert their notes in accordance with the provisions described below, we will promptly (i) issue a press release and use our reasonable efforts to post such information on our website or otherwise publicly disclose this information or (ii) provide notice to the holders of the notes in a manner contemplated by the applicable indenture, including through the facilities of the DTC.

It is possible that we will not have sufficient funds to purchase the notes when required. Additionally, we may be prohibited from making the cash payments due upon conversion in the event of a default under our existing credit facilities.

Conversion Based on Common Stock Price

Holders may surrender notes for conversion in any calendar quarter commencing at any time after June 30, 2006 and only during such calendar quarter, if the closing price of our common stock for at least 20 trading days in a period of 30 consecutive trading days ending on the last trading day of the preceding calendar quarter is more than 140% of the conversion price per share of common stock on the last day of such preceding calendar quarter, which we refer to as the “conversion trigger price.”

The current conversion trigger price of the 2011 notes is $78.60, which is 140% of the initial conversion price per share of common stock. The foregoing conversion trigger price assumes that no events have occurred that would require an adjustment to the conversion rate.

The current conversion trigger price of the 2013 notes is $78.60, which is 140% of the initial conversion price per share of common stock. The foregoing conversion trigger price assumes that no events have occurred that would require an adjustment to the conversion rate.

The conversion agent will, on our behalf, determine at the beginning of each calendar quarter commencing at any time after June 30, 2006 (through the calendar quarter ending March 31, 2011 with respect to the 2011 notes and through the calendar quarter ending March 31, 2013 with respect to the 2013 notes) whether the notes are convertible as a result of the price of our common stock and notify us and the trustee.

Conversion Upon Occurrence of Specified Corporate Transactions

If we elect to distribute to all holders of our common stock:

•	certain rights or warrants entitling them to subscribe for or purchase, for a period expiring within 60 days of the record date for such distribution, our common stock at less than the average of the closing prices for the five consecutive trading days ending on the date immediately preceding the first public announcement of the distribution, or

•	cash, debt securities (or other evidence of indebtedness) or other assets (excluding dividends or distributions described in clauses (i) and (ii) of the second paragraph under “Adjustment to Conversion Rate — General,” and the amount of cash dividends not in excess of the dividend threshold amount per share of common stock per quarter), which distribution, together with all other such distributions within the preceding twelve months, has a per share value exceeding 15% of the average of the closing prices for the five consecutive trading days ending on the date immediately preceding the first public announcement of the distribution, we must notify the holders of the notes at least 40 trading days prior to the ex-dividend date for such distribution. Once we have given such notice, holders may surrender their notes for conversion at any time until the earlier of the close of business on the business day prior to the ex-dividend date or our announcement that such distribution will not take place, even if the notes are not convertible at that time. No adjustment to the ability of the holders to convert will be made if the holders are entitled to participate in the distribution without conversion. For purposes hereof, “dividend threshold amount” means $0.09625 per quarter, appropriately adjusted from time to time to take into account the occurrence, on or before the date of determination, of any event that would require an anti-dilution adjustment and to account for any change in the frequency of payment of our regular dividend.

In addition, if a change of control (as defined below) occurs or if we are a party to a consolidation, merger, binding share exchange, or transfer or lease of all or substantially all of our assets, pursuant to which our common stock would be converted into cash, securities or other assets, the notes may be surrendered for conversion at any time from or after the date which is 35 trading days prior to the anticipated effective time of the transaction until 35 trading days after the actual date of such transaction or, if such transaction also constitutes a change in control until the change in control purchase date (as defined below under “Adjustment to Conversion Rate — Adjustment to Conversion Rate Upon a Change of Control”). After the effective time of the transaction, the conversion value and the daily share amount will be based on the kind and amount of cash, securities or other assets of Medtronic or another person that a holder of our common stock received in the transaction (or, if the transaction provides the holders of our common stock with the right to receive more than a single type of consideration determined based in part upon any form of stockholder election, the weighted average of the types and amounts of consideration received by the holders of our common stock); provided that, for the avoidance of doubt, the conversion value will be paid in cash and at our election, cash, common stock or a combination of cash and common stock in accordance with the applicable procedures set forth under “Conversion Rights — General.” We will notify holders and the trustee as promptly as practicable following the date we publicly announce such transaction but in no event less than 40 trading days prior to the anticipated effective date of such transaction.

In the case of any change in control, (i) the conversion rate will be adjusted as set forth below under “Adjustment to Conversion Rate — Adjustment to Conversion Rate Upon a Change of Control” and (ii) the holder can require us to purchase all or a portion of its notes as described under “Redemption at the Option of the Holder.”

Conversion During Month Prior to Maturity

Notwithstanding anything herein to the contrary, holders may surrender the 2011 notes for conversion at any time on or after March 15, 2011 and the 2013 notes for conversion at any time on or after March 15, 2013, in each case until the close of business on the business day immediately preceding the applicable maturity date.

Conversion Procedures

To convert a note represented by a global security, a holder must convert by book-entry transfer to the conversion agent through the facilities of DTC.

To convert a note that is represented by a certificated security (as defined below), a holder must:

•	complete and manually sign a conversion notice, a form of which is on the back of the note, and deliver the conversion notice to the conversion agent;

•	surrender the note to the conversion agent;

•	if required by the conversion agent, furnish appropriate endorsement and transfer documents; and

•	if required, pay all transfer or similar taxes.

On conversion of a note, a holder will not receive, except as described below, any cash payment representing accrued interest. Instead, accrued interest will be deemed paid by the cash and/or shares of common stock, if any, received by the holder on conversion. Delivery to the holder of such cash and/or shares will thus be deemed:

•	to satisfy our obligation to pay the principal amount of a note; and

•	to satisfy our obligation to pay accrued and unpaid interest.

As a result, accrued interest is deemed paid in full rather than cancelled, extinguished or forfeited. Holders of notes surrendered for conversion during the period from the close of business on any regular record date next preceding any interest payment date to the opening of business of such interest payment date will receive the semiannual interest payable on such notes on the corresponding interest payment date notwithstanding the conversion, and such notes upon surrender must be accompanied by funds equal to the amount of such payment; provided that no such payment need be made:

•	in connection with any conversion following the regular record date immediately preceding the maturity date;

•	if we have specified a change in control purchase date that is after a record date and on or prior to the corresponding interest payment date; or

•	to the extent of any overdue interest, if any overdue interest exists at the time of conversion with respect to such note.

Medtronic will not be required to convert any notes that are surrendered for conversion without payment of interest as required by this paragraph.

Exchange in Lieu of Conversion

When a holder surrenders notes for conversion, we may direct the conversion agent to surrender, on or prior to the commencement of the conversion reference period, such notes to a financial institution designated by us for exchange in lieu of conversion. In order to accept any notes surrendered for conversion, the designated institution must agree to deliver, in exchange for such notes, all cash or all shares of our common stock or a combination of cash and shares of our common stock equal to the consideration due upon conversion, as determined above under “Conversion Rights — General,” at the option of the designated financial institution. By the close of business on the trading day immediately preceding the start of the conversion reference period, we will notify the holder surrendering notes for conversion that we have directed the designated financial institution to make an exchange in lieu of conversion and such financial institution will be required to notify the conversion agent whether it will deliver, upon exchange, shares of common stock, cash or a specified combination thereof.

If the designated institution accepts any such notes, it will deliver the appropriate number of shares of our common stock or cash, or any combination thereof, to the conversion agent and the conversion agent will deliver those shares or cash, or combination thereof, as the case may be, to you. Any notes exchanged by the designated institution will remain outstanding. If the designated institution agrees to accept any notes for exchange but does not timely deliver the related consideration, or if such designated financial institution does not accept the notes for exchange, we will, as promptly as practical thereafter, but not later than the third business day following determination of the average price, convert the notes into cash and shares, if any, of our common stock, as described above under “Conversion Rights — General.”

Our designation of an institution to which the notes may be submitted for exchange does not require the institution to accept any notes. We will not pay any consideration to, or otherwise enter into any agreement with, the designated institution for or with respect to such designation.

Adjustment to Conversion Rate

General

The conversion rate on the applicable notes will not be adjusted for accrued interest. For a discussion of the tax treatment of a holder receiving cash or cash and shares of our common stock, upon surrendering notes for conversion, see “Certain U.S. Federal Income Tax Considerations.”

We will adjust the conversion rate on the applicable notes if any of the following events occur:

(i) We issue dividends or distributions on shares of our common stock payable in shares of common stock or other capital stock of ours.

(ii) We subdivide, combine or reclassify shares of our common stock.

(iii) We distribute to all holders of shares of our common stock certain rights to purchase shares of our common stock for a period expiring within 60 days after the record date for such distribution at less than the average of the closing prices for the five consecutive trading days immediately preceding the first public announcement of the distribution.

(iv) We distribute to all holders of shares of our common stock our capital stock, assets (including shares of any subsidiary or business unit of ours) or debt securities or certain rights to purchase our securities (excluding any rights described in clause (iii) above and any cash dividends or other cash distributions), in which event the conversion rate will be adjusted by multiplying such conversion rate by a fraction,

•	the numerator of which will be the current market price (as defined below) of our common stock; and

•	the denominator of which will be the current market price of our common stock minus the fair market value, as determined by our board of directors, of the portion of those assets, debt securities, shares of capital stock or rights so distributed applicable to one share of our common stock.

If we distribute capital stock of, or similar equity interests in, a subsidiary or other business unit of ours, then the conversion rate will be adjusted based on the market value of the securities so distributed relative to the market value of our common stock, in each case based on the average closing price of those securities (where such closing prices are available) for the 10 trading days commencing on and including the fifth trading day after the “ex-dividend date” (as defined below) for such distribution on the New York Stock Exchange or such other national or regional exchange or market on which the securities are then listed or quoted.

(v) We distribute cash dividends or other cash distributions to all or substantially all holders of our common stock, other than (1) distributions described in clause (vi) below or (2) any dividend or distribution in connection with our liquidation, dissolution or winding up, in which event the conversion rate will be adjusted by multiplying such conversion rate by a fraction,

•	the numerator of which will be the current market price of our common stock minus the dividend threshold amount (subject to adjustment, as indicated below); and

•	the denominator of which will be the current market price of our common stock minus the amount per share of such dividend or distribution.

(vi) We or any of our subsidiaries distribute cash or other consideration in respect of a tender offer or exchange offer for our common stock, where such cash and the value of any such other consideration per share of our common stock validly tendered or exchanged exceeds the closing price of our common stock on the trading day following the last date on which tenders or exchanges may be made pursuant to the tender or exchange offer, in which event the conversion rate will be adjusted by multiplying such conversion rate by a fraction,

•	the numerator of which will be the sum of (1) the fair market value, as determined by our board of directors, of the aggregate consideration payable for all shares of our common stock we purchase in such tender or exchange offer and (2) the product of the number of shares of our common stock outstanding, less any such purchased shares, and the closing price of our common stock on the trading day following the expiration of the tender or exchange offer; and

•	the denominator of which will be the product of the number of shares of our common stock outstanding, including any such purchased shares, and the closing price of our common stock on the trading day following the expiration of the tender or exchange offer.

Whenever the conversion rate is adjusted, the dividend threshold amount shall be adjusted by multiplying such dividend threshold amount by a fraction, the numerator of which is the conversion rate prior to adjustment and the denominator of which is the conversion rate following such adjustment.

“Current market price” of our common stock on any day means the average of the closing price per share of our common stock for each of the 5 consecutive trading days ending on the earlier of the day in question and the day before the “ex-dividend date” with respect to the issuance or distribution requiring such computation.

“Ex-dividend date” means the first date on which the shares of our common stock trade on the applicable exchange or in the applicable market, regular way, without the right to receive such issuance or distribution.

In the event we elect to make a distribution described in clause (iii), (iv) or (v) of the preceding paragraph which, in the case of (iv) or (v), has a per share value equal to more than 15% of the closing price of shares of our common stock on the day preceding the declaration date for such distribution, we will be required to give notice to the holders of notes at least 40 trading days prior to the ex-dividend date for such distribution. See “Conversion Rights — Conversion Upon Occurrence of Specified Corporate Transactions” above.

No adjustment to the conversion rate will be made if holders of the applicable notes will participate in the transaction without conversion or in certain other cases.

If the shareholders rights plan under which any rights are issued provides that each share of common stock issued upon conversion of notes at any time prior to the distribution of separate certificates representing such rights will be entitled to receive such rights, there shall not be any adjustment to the conversion privilege or conversion rate. If prior to any conversion the rights have separated from the common stock, the conversion rate will be adjusted at the time of separation as if we distributed to all holders of our common stock, our assets, debt securities or rights as described in clause (4) above, subject to readjustment in the event of the expiration, termination or redemption of such rights.

If the applicable conversion rate is increased, holders of the notes may, in certain circumstances, be deemed to have received a distribution subject to U.S. federal income tax as a dividend. As a result, we may be required to pay withholding tax with respect to notes held by foreign persons, among others. Because this deemed income would not give rise to any cash from which any applicable withholding tax could be satisfied, if we pay withholding taxes on behalf of a holder, we may, at our option, set-off such payments against payments of cash and common stock on the notes. See the discussions under the headings “Certain U.S. Federal Income Tax Considerations — Consequences to U.S. Holders — Distributions,” “Certain U.S. Federal Income Tax Considerations — Consequences to U.S. Holders — Constructive Distributions” and “Certain U.S. Federal Income Tax Considerations — Consequences to Non-U.S. Holders — Dividends and Constructive Distributions” for more details.

Notwithstanding anything in this section “Adjustment to the Conversion Rate” to the contrary, we will not be required to adjust the conversion rate unless the adjustment would result in a change of at least 1% of the conversion rate. However, we will carry forward any adjustments that are less than 1% of the conversion rate and take them into account when determining subsequent adjustments. In addition, we will make any carry forward adjustments not otherwise effected on each anniversary of the first issue date of the notes, upon conversion of the notes, upon required purchases of the notes in connection with a change in control and five business days prior to the stated maturity of each series of the notes. Except as stated above, the conversion rate will not be adjusted for the issuance of our common stock or any securities convertible into or exchangeable for our common stock or carrying the right to purchase our common stock or any such security.

Notwithstanding anything in this section “Adjustment to the Conversion Rate” to the contrary, the conversion rate shall not exceed 19.5924 per $1,000 principal amount of the 2011 notes and 19.5924 per $1,000 principal amount of the 2013 notes, other than on account of adjustments to the conversion rate in the manner set forth in clauses (i) through (vi) above.

Treatment of Reference Property

In the event of:

•	any reclassification of our common stock;

•	a consolidation, merger or combination involving us; or

•	a sale or conveyance to another person of all or substantially all of our assets,

in which holders of our outstanding common stock would be entitled to receive cash, securities or other property for their shares of common stock, if you convert your notes on or after the effective date of any such event, you will receive in connection with any such conversion:

•	cash in an amount equal to the required cash amount; and

•	in lieu of the remaining shares otherwise deliverable, if any, the same type (in the same proportions) of consideration received by holders of our common stock in the relevant event (“reference property”), cash and at our election, cash, or a combination of cash and reference property, at our election, in accordance with the applicable procedures set forth under “Conversion Rights — General.”

The amount of cash and any reference property you receive will be based on the daily share amounts and volume weighted average prices of reference property, and the applicable conversion rate, as described above.

For purposes of the foregoing, the type and amount of consideration that a holder of our common stock would have been entitled to in the case of reclassifications, consolidations, mergers, sales or transfers of assets or other transactions that cause our common stock to be converted into the right to receive more than a single type of consideration (determined based in part upon any form of stockholder election) will be deemed to be the weighted average of the types and amounts of consideration received by the holders of our common stock upon the occurrence of such event.

Adjustment to Conversion Rate Upon a Change in Control

If a change in control (as defined below) occurs and a holder elects to convert its notes in connection with such change in control, we will increase the applicable conversion rate for the notes surrendered for conversion by a number of additional shares of our common stock (the “make-whole shares”), as described below. A conversion of notes will be deemed for these purposes to be “in connection with” such a change in control transaction if the notice of conversion of the notes is received by the conversion agent from and including the effective date of the change in control transaction up to and including the trading day prior to the related change in control purchase date.

The number of make-whole shares will be determined by reference to the table below and is based on the date on which such change in control transaction becomes effective (the “change in control effective date”) and the price paid per share of our common stock in the change in control (in the case of a change in control described in the second bullet of the definition thereof), or in the case of all other changes in control, the average of the closing prices per share of our common stock over the five trading-day period ending on the trading day preceding the effective date of such other change in control (the “stock price”). If holders of our common stock receive only cash in the case of a change in control described in the second bullet of the definition thereof, the stock price shall be the cash amount paid per share. Otherwise, the stock price shall be the average of the closing prices per share of our common stock over the five trading-day period ending on the trading day preceding the effective date of the change in control.

The stock prices set forth in the first column of the table will be adjusted as of any date on which the conversion rate of the notes is adjusted. The adjusted stock prices will equal the stock prices applicable immediately prior to such adjustment multiplied by a fraction, the numerator of which is the applicable conversion rate immediately prior to the adjustment giving rise to the stock price adjustment and the denominator of which is the applicable conversion rate as so adjusted. In addition, the number of make-whole shares will be subject to adjustment in the same manner as the applicable conversion rate as set forth above under “Adjustment to Conversion Rate — General.”

2011 Notes Make-Whole Table

The following table sets forth the stock price and number of make-whole shares of our common stock to be added to the conversion rate per $1,000 principal amount of 2011 notes:

	Stock Price
Effective Date	$51.04	$52.50	$55.00	$56.14	$60.00	$65.00	$70.00	$80.00	$90.00	$100.00	$110.00

April 18, 2006	1.7811	1.5777	1.2815	1.1649	0.8435	0.5517	0.3563	0.1365	0.0395	0.0040	0.0000
April 15, 2007	1.7811	1.5863	1.2686	1.1446	0.8078	0.5104	0.3181	0.1127	0.0287	0.0016	0.0000
April 15, 2008	1.7811	1.5740	1.2295	1.0970	0.7437	0.4448	0.2620	0.0819	0.0167	0.0001	0.0000
April 15, 2009	1.7811	1.5290	1.1483	1.0047	0.6347	0.3437	0.1827	0.0457	0.0057	0.0000	0.0000
April 15, 2010	1.7514	1.4256	0.9828	0.8226	0.4385	0.1857	0.0778	0.0129	0.0003	0.0000	0.0000
April 15, 2011	1.7811	1.2363	0.3705	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact stock prices and effective dates may not be set forth in the applicable table, in which case:

•	If the stock price is between two stock price amounts in the applicable table or the effective date is between two dates in the applicable table, the make-whole shares issued upon conversion of the applicable notes will be determined by straight-line interpolation between the number of make-whole shares set forth for the higher and lower stock price amounts and the two dates, as applicable, based on a 365-day year;

•	If the stock price is in excess of $110.00 per share of common stock (subject to adjustment), no make-whole shares will be issued upon conversion of the 2011 notes; and

•	If the stock price is less than $51.04 per share of common stock (subject to adjustment), no make-whole shares will be issued upon conversion of the 2011 notes.

2013 Notes Make-Whole Table

The following table sets forth the stock price and number of make-whole shares of our common stock to be added to the conversion rate per $1,000 principal amount of 2013 notes:

	Stock Price
Effective Date	$51.04	$52.50	$55.00	$56.14	$60.00	$65.00	$70.00	$80.00	$90.00	$100.00	$110.00	$120.00

April 18, 2006	1.7811	1.6016	1.3366	1.2308	0.9332	0.6514	0.4521	0.2075	0.0821	0.0222	0.0011	0.0000
April 15, 2007	1.7811	1.6118	1.3331	1.2225	0.9142	0.6272	0.4280	0.1901	0.0722	0.0179	0.0004	0.0000
April 15, 2008	1.7811	1.6123	1.3177	1.2017	0.8819	0.5906	0.3937	0.1670	0.0598	0.0129	0.0000	0.0000
April 15, 2009	1.7811	1.6011	1.2868	1.1644	0.8319	0.5381	0.3468	0.1377	0.0453	0.0078	0.0000	0.0000
April 15, 2010	1.7811	1.5774	1.2370	1.1063	0.7588	0.4651	0.2846	0.1025	0.0297	0.0033	0.0000	0.0000
April 15, 2011	1.7811	1.5297	1.1518	1.0097	0.6447	0.3590	0.2007	0.0622	0.0148	0.0005	0.0000	0.0000
April 15, 2012	1.7481	1.4222	0.9804	0.8211	0.4415	0.1943	0.0895	0.0237	0.0045	0.0000	0.0000	0.0000
April 15, 2013	1.7811	1.2363	0.3705	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact stock prices and effective dates may not be set forth in the applicable table, in which case:

•	If the stock price is between two stock price amounts in the applicable table or the effective date is between two dates in the applicable table, the make-whole shares issued upon conversion of the applicable notes will be determined by straight-line interpolation between the number of make-whole shares set forth for the higher and lower stock price amounts and the two dates, as applicable, based on a 365-day year;

•	If the stock price is in excess of $120.00 per share of common stock (subject to adjustment), no make-whole shares will be issued upon conversion of the 2013 notes; and

•	If the stock price is less than $51.04 per share of common stock (subject to adjustment), no make-whole shares will be issued upon conversion of the 2013 notes.

The adjustments described in this section are subject to the limitations described above under “General.”

Our obligation to deliver the make-whole shares could be considered a penalty, in which case the enforceability thereof would be subject to general principles of reasonableness of economic remedies.

Redemption at the Option of the Holder

In the event of any change in control, each holder will have the right, at the holder’s option, subject to the terms and conditions of the applicable indenture, to require us to purchase for cash all or any portion of the holder’s notes in integral multiples of $1,000 principal amount at a price (the “change in control purchase price”) equal to 100% of the principal amount of the notes to be purchased, plus accrued and unpaid interest to, but excluding, the change in control purchase date unless the change in control purchase date is after a regular record date and on or prior to the interest payment date to which it relates, in which case interest accrued to the interest payment date will be paid to holders of the notes as of the preceding record date. Upon a valid exercise of such an option, we will be required to purchase the notes as of the date that is no later than 35 trading days after the occurrence of such change in control (a “change in control purchase date”).

As promptly as practicable following the date we publicly announce such transaction but in no event less than 15 days prior to the anticipated effective date of a change in control, we are obligated to mail to the trustee and to all holders of notes at their addresses shown in the register of the registrar, and to beneficial owners as required by applicable law, a notice regarding the change in control, which notice shall state, among other things, as applicable:

•	the events causing a change in control;

•	the date of such change in control;

•	the last date on which the purchase right may be exercised;

•	the change in control purchase price;

•	the change in control purchase date;

•	the name and address of the paying agent and the conversion agent;

•	the applicable conversion rate and any adjustments to the applicable conversion rate;

•	that notes with respect to which a change in control purchase notice is given by the holder may be converted only if the change in control purchase notice has been withdrawn in accordance with the terms of the applicable indenture; and

•	the procedures that holders must follow to exercise these rights.

To exercise this right, the holder must deliver a written notice to the paying agent prior to the close of business on the change in control purchase date. The required purchase notice upon a change in control shall state:

•	if certificated notes have been issued, the certificate number of the notes (or, if your notes are not certificated, your notice must comply with appropriate DTC procedures);

•	the portion of the principal amount of notes to be purchased, which portion must be $1,000 or an integral multiple of $1,000; and

•	that we are to purchase such notes pursuant to the applicable provisions of the notes.

A holder may withdraw any change in control purchase notice by delivering to the paying agent a written notice of withdrawal prior to the close of business on the change in control purchase date. The notice of withdrawal shall state:

•	the principal amount being withdrawn;

•	the certificate numbers of the notes being withdrawn (or, if your notes are not certificated, your notice must comply with appropriate DTC procedures); and

•	the principal amount, if any, of the notes that remain subject to a change in control purchase notice.

Our obligation to pay the change in control purchase price for a note for which a change in control purchase notice has been delivered and not validly withdrawn is conditioned upon delivery of the note, together with all necessary endorsements and compliance by the holder with all DTC procedures, as applicable, to the paying agent at any time after the delivery of such change in control purchase notice. Payment of the change in control purchase price for such note will be made on the third business day following the later of the change in control purchase date or the time of delivery of such note.

If the paying agent holds money sufficient to pay the change in control purchase price of the note on the third business day following the change in control purchase date in accordance with the terms of the applicable indenture, then, immediately after the change in control purchase date, interest on such note will cease to accrue, whether or not the note is delivered to the paying agent, and all other rights of the holder shall terminate, other than the right to receive the change in control purchase price upon delivery of the note.

A “change in control” means the following events:

•	any person or group, other than Medtronic, its subsidiaries or any employee benefit plan of Medtronic or its subsidiaries, files a Schedule 13D or Schedule TO (or any successor schedule, form or report) pursuant to the Exchange Act disclosing that such person has become the beneficial owner of shares with a majority of the total voting power of all of our outstanding voting securities that are entitled to vote generally in the election of our board of directors (“Voting Securities”), unless such beneficial ownership (i) arises solely as a result of a revocable proxy delivered in response to a proxy or consent solicitation made pursuant to the applicable rules and regulations under the Exchange Act, and (ii) is not also then reportable on Schedule 13D (or any successor schedule) under the Exchange Act; or

•	Medtronic consolidates with or merges with or into another person (other than a subsidiary of Medtronic), or sells, conveys, transfers or leases all or substantially all of its properties and assets to any person (other than a subsidiary of Medtronic), or any person (other than a subsidiary of Medtronic) consolidates with or merges with or into Medtronic, and the outstanding Voting Securities of Medtronic are reclassified into, converted for or converted into the right to receive any property or security, provided that none of these circumstances will be a change in control if persons that beneficially own the Voting Securities of Medtronic immediately prior to the transaction own, directly or indirectly, a majority of the Voting Securities of the surviving or transferee person immediately after the transaction in substantially the same proportion as their ownership of Medtronic Voting Securities immediately prior to the transaction.

For purposes of defining a change in control:

•	the term “person” and the term “group” have the meanings given by Section 13(d) and 14(d) of the Exchange Act or any successor provisions;

•	the term “group” includes any group acting for the purpose of acquiring, holding or disposing of securities within the meaning of Rule 13d-5(b)(1) under the Exchange Act or any successor provision; and

•	the term “beneficial owner” is determined in accordance with Rules 13d-3 and 13d-5 under the Exchange Act or any successor provisions, except that a person will be deemed to have beneficial ownership of all shares that person has the right to acquire irrespective of whether that right is exercisable immediately or only after the passage of time.

Notwithstanding the foregoing, it will not constitute a change in control if at least 90% of the consideration for our common stock (excluding cash payments for fractional shares and cash payments made in respect of dissenters’ appraisal rights and cash payment of the required cash payment, if any) in the transaction or transactions constituting the change in control consists of common stock traded on a United States national securities exchange or quoted on the Nasdaq National Market, or which will be so traded or quoted when issued or exchanged in connection with the change in control, and as a result of such transaction or transactions the notes become convertible solely into such common stock.

In connection with any purchase offer in the event of a change in control, to the extent required by applicable law, we will:

•	comply with the provisions of Rule 13e-4, Rule 14e-1 and any other tender offer rules under the Exchange Act which may then be applicable; and

•	otherwise comply with all federal and state securities laws as necessary under the applicable indenture to effect a change in control purchase of notes by us at the option of a holder.

No notes may be purchased by us at the option of holders upon a change in control if there has occurred and is continuing an event of default with respect to the notes, other than a default in the payment of the change in control purchase price with respect to the notes.

Change in control redemption rights could discourage a potential acquirer. However, this change in control redemption feature is not the result of management’s knowledge of any specific effort to obtain control of us by means of a merger, tender offer or solicitation, or part of a plan by management to adopt a series of anti-takeover provisions. The term “change in control” is limited to specified transactions and may not include other events that might adversely affect our financial condition or business operations. For example, we could, in the future, enter into certain transactions, including certain recapitalizations, that would not constitute a change in control with respect to the change in control purchase feature of the notes, but that would increase the amount of our outstanding indebtedness or the outstanding indebtedness of our subsidiaries. Our obligation to offer to redeem the notes upon a change in control would not necessarily afford you protection in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving us.

We may be unable to redeem the notes in the event of a change in control. If a change in control were to occur, we may not have enough funds to pay the redemption price for all the tendered notes. Any future credit agreements or other agreements relating to our indebtedness may contain provisions prohibiting redemption of the notes under some circumstances, or expressly prohibit our redemption of the notes upon a change in control or may provide that a change in control constitutes an event of default under that agreement. If a change in control occurs at a time when we are prohibited from purchasing or redeeming notes, we could seek the consent of our lenders to redeem the notes or attempt to refinance this debt. If we do not obtain consent, we would not be permitted to purchase or redeem the notes. Our failure to redeem tendered notes would constitute an event of default under the indentures, which might constitute a default under the terms of our other indebtedness. Also, if a default occurs under our existing credit facilities, we may be unable to make the cash payments due upon a conversion.

Events of Default and Acceleration

The following are events of default under each indenture:

•	default in payment of the principal amount or change in control purchase price with respect to any note when such becomes due and payable;

•	default in payment of any interest due on the notes, which default continues for 30 days;

•	our failure to comply with any of our other agreements in the notes or the applicable indenture upon receipt by us of notice of such default by the trustee or by holders of not less than 25% in aggregate principal amount of the 2011 notes or 2013 notes, as applicable, then outstanding and our failure to cure (or obtain a waiver of) such default within 60 days after we receive such notice;

•	(i) our failure to make any payment by the end of any applicable grace period after maturity of indebtedness, which term as used in the applicable indenture means obligations (other than nonrecourse obligations) of Medtronic for borrowed money or evidenced by bonds, notes or similar instruments (“Indebtedness”) in an amount in excess of $100.0 million and continuance of such failure, or (ii) the acceleration of Indebtedness in an amount in excess of $100.0 million because of a default with respect to such Indebtedness without such Indebtedness having been discharged or such acceleration having been cured, waived, rescinded or annulled within a period of 30 days after written notice to us by the trustee or to us and the trustee by the holders of not less than 25% in aggregate principal amount of the

2011 notes or 2013 notes, as applicable, then outstanding. However, if any such failure or acceleration referred to in (i) or (ii) above shall cease or be cured, waived, rescinded or annulled, then the event of default by reason thereof shall be deemed not to have occurred; or

•	certain events of bankruptcy or insolvency affecting us or any of our “significant subsidiaries” (as such term is defined under Regulation S-X under the Securities Act).

If an event of default shall have happened and be continuing, either the trustee or the holders of not less than 25% in aggregate principal amount of the 2011 notes or 2013 notes, as applicable, then outstanding may declare the principal amount of the 2011 notes or 2013 notes, as applicable, and any accrued and unpaid interest through the date of such declaration, to be immediately due and payable. In the case of certain events of bankruptcy or insolvency, the principal amount of the notes and any unpaid interest accrued thereon through the occurrence of such event shall automatically become and be immediately due and payable.

Mergers and Sales of Assets

The indentures provide that we may consolidate with or merge into any person or convey, transfer or lease our properties and assets substantially as an entirety to another person, provided that:

•	the resulting, surviving or transferee person (if other than Medtronic) is organized and existing under the laws of the United States, any state thereof or the District of Columbia;

•	such corporation assumes all our obligations under the notes and the applicable indenture;

•	Medtronic or such successor is not immediately thereafter in default under the applicable indenture; and

•	other conditions described in the applicable indenture are met.

Upon the assumption of our obligations by such person in such circumstances, subject to certain exceptions, we shall be discharged from all obligations under the notes and the indentures. Although such transactions are permitted under the indentures, certain of the foregoing transactions occurring could constitute a change in control, permitting each holder to require us to purchase the notes of such holder as described above.

Modification

We and the trustee may enter into supplemental indentures that add, change or eliminate provisions of the applicable indenture or modify the rights of the holders of the 2011 notes or 2013 notes, as applicable, with the consent of the holders of at least a majority in principal amount of the 2011 notes or 2013 notes, as applicable, then outstanding. However, without the consent of each holder affected thereby, no supplemental indenture may:

•	reduce the principal amount of, change in control purchase price with respect to or any premium or interest (including additional interest) on any note;

•	make any note payable in any currency or securities other than that stated in the note;

•	change the stated maturity of any note;

•	make any change that adversely affects the right of a holder to convert any note;

•	make any change that adversely affects the right to require us to purchase a note;

•	impair the right to convert or receive payment with respect to the notes or the right to institute suit for the enforcement of any payment with respect to, or conversion of, the notes; or

•	change the provisions in the applicable indenture that relate to modifying or amending the provisions of the applicable indenture described above.

Without the consent of any holder of 2011 notes or 2013 notes, as applicable, we and the trustee may enter into supplemental indentures for any of the following purposes:

•	to cure any ambiguity, omission, defect or inconsistency in the applicable indenture;

•	to evidence a successor to us and the assumption by that successor of our obligations under the applicable indenture and the 2011 notes or 2013 notes, as applicable;

•	to secure our obligations in respect of the 2011 notes or 2013 notes, as applicable, and the applicable indenture;

•	to add to our covenants for the benefit of the holders of the 2011 notes or 2013 notes, as applicable, or to surrender any right or power conferred upon us;

•	to make any changes to comply with the Trust Indenture Act, or any amendment thereto, or to comply with any requirement of the SEC in connection with the qualification of the applicable indenture under the Trust Indenture Act; and

•	to make any change that does not adversely affect the rights of any holder of the notes.

No amendment to cure any ambiguity, defect or inconsistency in the indentures made solely to conform the indentures to the description of notes contained in this offering memorandum will be deemed to adversely affect the interests of the holders of the notes.

The holders of a majority in principal amount of the outstanding 2011 notes or 2013 notes, as applicable, may, on behalf of the holders of such notes waive any existing or past default under the applicable indenture and its consequences, except an uncured default in the payment of the principal amount, accrued and unpaid interest or change in control purchase price or in respect of any provision which under the applicable indenture cannot be modified or amended without the consent of the holder of each outstanding note affected.

Discharge of the Indentures

We may satisfy and discharge our obligations under the applicable indenture by delivering to the trustee for cancellation all outstanding 2011 notes or 2013 notes, as applicable, or by depositing with the trustee, the paying agent or the conversion agent, if applicable after the 2011 notes or 2013 notes, as applicable, have become due and payable, whether at stated maturity, or a change in control purchase date, or upon conversion or otherwise, cash, shares of common stock (solely to satisfy outstanding conversions, if applicable) or government obligations (in each case pursuant to the terms of the indentures) sufficient to pay all of the outstanding notes and paying all other sums payable under the indentures by us.

Calculations in Respect of Notes

We are responsible for making all calculations called for under the notes. These calculations include, but are not limited to, conversion value, the conversion date, the volume weighted average price, the conversion reference period, the trading prices of the notes, the closing price, the conversion price, the required cash amount, the applicable conversion rate and the number of shares of common stock, if any, to be issued upon conversion of the notes. We will make all these calculations in good faith and, absent manifest error, our calculations will be final and binding on holders of notes. We will provide a schedule of our calculations to the trustee, and the trustee is entitled to rely upon the accuracy of our calculations without independent verification.

Information Concerning the Trustee

Wells Fargo Bank, National Association is currently the trustee, registrar, paying agent and conversion agent under the indentures. We may maintain deposit accounts and conduct other banking transactions with the trustee in the normal course of business.

Governing Law

The indentures and the notes are governed by, and construed in accordance with, the law of the State of New York.

Global Notes; Book-Entry; Form

The notes are in the form of global securities. The global securities are on deposit with the trustee as custodian for DTC and registered in the name of a nominee of DTC. Except as set forth below, each global security may be transferred, in whole and not in part, only to DTC or another nominee of DTC. You will hold your beneficial interests in the global securities directly through DTC if you have an account with DTC or indirectly through organizations that have accounts with DTC. Notes in definitive certificated form (called “certificated securities”) will be issued only in limited circumstances described below.

DTC has advised us that it is:

•	a limited purpose trust company organized under the laws of the State of New York;

•	a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the New York Uniform Commercial Code; and

•	a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act.

DTC was created to hold securities of institutions that have accounts with DTC (called “participants”) and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC’s participants include securities brokers and dealers, which may include the initial purchasers, banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s book-entry system is also available to others such as banks, brokers, dealers and trust companies (called, the “indirect participants”) that clear through or maintain a custodial relationship with a participant, whether directly or indirectly.

Ownership of beneficial interests in the global securities is limited to participants or persons that may hold interests through participants. Ownership of beneficial interests in the global securities will be shown on, and the transfer of those beneficial interests will be effected only through, records maintained by DTC (with respect to participants’ interests), the participants and the indirect participants.

The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of such securities in definitive form. These limits and laws may impair the ability to transfer or pledge beneficial interests in the global securities.

Owners of beneficial interests in global securities who desire to convert their interests into common stock should contact their brokers or other participants or indirect participants through whom they hold such beneficial interests to obtain information on procedures, including proper forms and cut-off times, for submitting requests for conversion. So long as DTC, or its nominee, is the registered owner or holder of a global security, DTC or its nominee, as the case may be, will be considered the sole owner or holder of the notes represented by the applicable global security for all purposes under the applicable indenture and the 2011 notes or 2013 notes, as applicable. In addition, no owner of a beneficial interest in a global security will be able to transfer that interest except in accordance with the applicable procedures of DTC.

Except as set forth below, as an owner of a beneficial interest in a global security, you will not be entitled to have the notes represented by a global security registered in your name, will not receive or be entitled to receive physical delivery of certificated securities and will not be considered to be the owner or holder of any notes under a global security. We understand that under existing industry practice, if an owner of a beneficial interest in a global security desires to take action that DTC, as the holder of the global securities, is entitled to take, DTC would authorize the participants to take such action. Additionally, in such case, the participants would authorize beneficial owners through such participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them.

We will make payments of principal of, premium, if any, and interest (including any additional interest) on the notes represented by the global securities registered in the name of and held by DTC or its nominee to DTC or its nominee, as the case may be, as the registered owner and holder of the global securities. Neither we, the trustee nor any paying agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial interests in the global securities or for maintaining, supervising or reviewing any records relating to such beneficial interests.

We expect that DTC or its nominee, upon receipt of any payment of principal of, premium, if any, or interest (including additional interest) of a global security, will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global securities as shown on the records of DTC or its nominee. We also expect that payments by participants or indirect participants to owners of beneficial interests in a global security held through such participants or indirect participants will be governed by standing instructions and customary practices and will be the responsibility of such participants or indirect participants. We will not have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial interests in the global securities for any note or for maintaining, supervising or reviewing any records relating to such beneficial interests or for any other aspect of the relationship between DTC and its participants or indirect participants or the relationship between such participants or indirect participants and the owners of beneficial interests in the global securities owning through such participants.

Transfers between participants in DTC will be effected in the ordinary way in accordance with DTC rules and will be settled in same-day funds.

DTC has advised us that it will take any action permitted to be taken by a holder of notes only at the direction of one or more participants to whose account the DTC interests in the applicable global security is credited and only in respect of such portion of the aggregate principal amount of 2011 notes or 2013 notes, as applicable, as to which such participant or participants has or have given such direction. However, if DTC notifies us that it is unwilling to be a depositary for the global securities or ceases to be a clearing agency and we do not appoint a successor depositary or clearing agency within 90 days after receiving notice from DTC or becoming aware that DTC is no longer a clearing agency or there is an event of default under the notes, DTC will exchange the global securities for certificated securities which it will distribute to its participants and which will be legended, if required. Although DTC is expected to follow the foregoing procedures in order to facilitate transfers of interests in the global securities among participants of DTC, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither we nor the trustee will have any responsibility or liability for the performance by DTC or the participants or indirect participants of their respective obligations under the rules and procedures governing their respective operations.

Registration Rights

We are party to a registration rights agreement with the initial purchasers. Pursuant to the registration rights agreement, we agreed to keep the shelf registration statement to which this prospectus supplement relates effective until April 18, 2008, or until the earlier of (i) the sale or transfer pursuant to the shelf registration statement of the notes and the common stock issuable upon conversion of the notes, and (ii) the date when holders, other than holders that are our “affiliates,” of the notes and the common stock issuable upon conversion of the notes are able to sell all such securities immediately without restriction pursuant to the volume limitation provisions of Rule 144 under the Securities Act or any successor rule thereto or otherwise.

We are permitted to suspend the use of the prospectus that is part of the shelf registration statement under certain circumstances relating to pending corporate developments, public filings with the SEC and similar events for a period not to exceed 90 consecutive days or an aggregate of 120 days in any twelve-month period. If: the registration statement shall cease to be effective or fail to be usable without being succeeded within seven business days by a post-effective amendment or a report filed with the SEC pursuant to the Exchange Act that cures the failure of the registration statement to be effective or usable; or the prospectus is unusable for a period longer than the period permitted by the preceding sentence (each a “registration default”)

additional interest will accrue on the notes, from and including the day following the registration default to but excluding the day on which the registration default has been cured or the date such notes are no longer required to bear a restrictive legend. Additional interest will accrue at an additional rate per year equal to:

•	0.125% of the principal amount of the notes for the first 90-day period from such registration default; and

•	0.25% of the principal amount of the notes from and after the 91st day following such registration default.

In no event will additional interest accrue at a rate per year exceeding 0.25% of the issue price of the notes and no additional interest will accrue after April 18, 2008. We will have no other liabilities for monetary damages with respect to any registration default. If a holder has converted some or all of its notes into common stock, the holder will not be entitled to receive any additional interest with respect to such common stock or the principal amount of the notes converted.

This summary of registration rights agreement is not complete. This summary is subject to, and is qualified in its entirety by reference to, all of the provisions of the registration rights agreement.

Description of Capital Stock

The following description of our capital stock is summarized from, and qualified in its entirety by reference to, our restated articles of incorporation, as amended, or our articles, and our bylaws, as amended, or bylaws, each of which have been publicly filed with the SEC. See “Where You Can Find Additional Information” in the accompanying prospectus.

Our authorized capital stock consists of:

•	1,600,000,000 shares of common stock, $0.10 par value per share; and

•	2,500,000 shares of preferred stock, $1.00 par value per share.

As of July 21, 2006, there were 1,154,963,648 shares of common stock issued and outstanding. No shares of our preferred stock are outstanding.

Holders of our stock are expressly denied preemptive rights and cumulative voting rights.

Common Stock

Holders of our common stock are entitled to one vote per share on all matters submitted to a vote of our shareholders. Except as specifically required otherwise under Minnesota law, all matters submitted to our shareholders are decided by a majority vote of the shares entitled to vote and represented at a meeting at which there is a quorum, except for election of directors, which is decided by plurality vote.

Preferred Stock

Our board of directors is authorized, to the fullest extent permitted by law, to establish out of our authorized shares of preferred stock, one or more classes or series of preferred stock, having such relative rights and preferences as our board of directors shall determine.

The issuance of preferred stock may have the effect of delaying or preventing a change in control of us without further action by our shareholders. The issuance of shares of preferred stock with voting and conversion rights may adversely affect the voting power of the holders of our common stock.

Liability of Directors

Our directors are exempt from personal liability to us and to our shareholders for monetary damages for breach of fiduciary duty as directors to the fullest extent permitted by Minnesota law.

Business Combinations and Control Share Acquisitions

We are subject to Sections 302A.671 and 302A.673 of the Minnesota Business Corporation Act. In general, Section 302A.671 provides that the shares of a public Minnesota corporation acquired in a “control share acquisition” have no voting rights unless voting rights are approved in a prescribed manner. A “control share acquisition” is an acquisition, directly or indirectly, of beneficial ownership of shares that would, when added to all other shares beneficially owned by the acquiring person, entitle the acquiring person to have voting power of 20% or more in the election of directors. In general, Section 302A.673 prohibits a public Minnesota corporation from engaging in a “business combination” with an “interested shareholder” for a period of four years after the date of the transaction in which such person became an interested shareholder, unless either the business combination or the acquisition by which such person becomes an interested shareholder is approved in a prescribed manner before such person becomes an interested shareholder. A “business combination” may be a merger, asset sale or other transaction resulting in a financial benefit to an interested shareholder. An “interested shareholder” is a person who is the beneficial owner, directly or indirectly, of 10% or more of the voting power of a corporation’s outstanding voting stock or who is an affiliate or associate of such corporation and at any time within four years prior to the date in question was the beneficial owner, directly or indirectly, of 10% or more of the voting power of such corporation’s outstanding voting stock. These provisions of Minnesota law could have the effect of delaying, deferring, or preventing a change in control of us.

Shareholder Rights Plan

Under a Shareholder Rights Plan adopted by our board of directors in October 2000, all of our shareholders receive along with each share of our common stock a preferred stock purchase right entitling them to purchase from us 1/5000 of a share of Series A Junior Participating Preferred Stock at an exercise price of $400 per share. These rights are not exercisable or transferable apart from the common stock until 15 days after the public announcement that a person or group, referred to as an acquiring person, has acquired 15% or more of the outstanding shares of our common stock or 15 business days after the announcement of a tender offer which would increase such acquiring person’s beneficial ownership to 15% or more of our outstanding common stock. After any person or group has become an acquiring person, each right entitles the holder (other than the acquiring person) to purchase, at the exercise price, common stock of us having a market price of two times the exercise price. If we are acquired in a merger or other business combination transaction, each exercisable right entitles the holder to purchase, at the exercise price, common stock of the acquiring company or an affiliate having a market price of two times the exercise price. Our board of directors may redeem the rights for $0.0005 per right at any time before any person or group becomes an acquiring person. Our board may also reduce the threshold at which a person or group becomes an acquiring person from 15% to no less than 10% of our outstanding common stock. The rights expire on October 26, 2010.

Transfer Agent

The transfer agent and registrar for our common stock is Wells Fargo Bank, National Association.

Certain U.S. Federal Income Tax Considerations

The following is a summary of certain material U.S. federal income tax considerations of the purchase, ownership and disposition of notes and the shares of common stock into which the notes may be converted. This summary is based upon provisions of the Internal Revenue Code of 1986, or the Code, applicable regulations, administrative rulings and judicial decisions in effect as of the date of this prospectus supplement, any of which may subsequently be changed, possibly retroactively, or interpreted differently by the Internal Revenue Service, or the IRS, so as to result in U.S. federal income tax consequences different from those discussed below. Except where noted, this summary deals only with a note or share of common stock held as a capital asset. This summary does not address all aspects of U.S. federal income taxes and does not deal with all tax consequences that may be relevant to holders in light of their personal circumstances or particular situations, such as:

•	tax consequences to holders who may be subject to special tax treatment, including dealers in securities or currencies, financial institutions, regulated investment companies, real estate investment trusts, tax-exempt entities, insurance companies and traders in securities that elect to use a mark-to-market method of accounting for their securities;

•	tax consequences to persons holding notes or shares of our common stock as a part of a hedging, integrated, conversion or constructive sale transaction or a straddle;

•	tax consequences to U.S. holders (as defined below) of notes or shares of common stock whose “functional currency” is not the U.S. dollar;

•	tax consequences to investors in pass-through entities;

•	tax consequences to certain former citizens or residents of the United States;

•	alternative minimum tax consequences, if any;

•	any state, local or foreign tax consequences; and

•	estate or gift taxes, if any, except as set forth below with respect to non-U.S. holders.

If a partnership holds notes or shares of common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner in a partnership holding the notes or shares of common stock, you should consult your tax advisors.

If you are considering the purchase of notes, you should consult your tax advisors concerning the U.S. federal income tax consequences to you in light of your own specific situation, as well as consequences arising under the laws of any other taxing jurisdiction.

In this discussion, we use the term “U.S. holder” to refer to a beneficial owner of notes or shares of common stock received upon conversion of the notes that is, for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States;

•	a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust, if it (i) is subject to the primary supervision of a court within the U.S. and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (ii) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

We use the term “non-U.S. holder” to describe a beneficial owner (other than a partnership) of notes or shares of common stock received upon conversion of the notes that is not a U.S. holder. Non-U.S. holders should consult their tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them.

Consequences to U.S. Holders

Payment of Interest

Interest on a note will generally be taxable to a U.S. holder as ordinary income at the time it is paid or accrued in accordance with the U.S. holder’s usual method of accounting for tax purposes.

Additional Payments

We may be required to pay additional amounts to a U.S. holder in certain circumstances described above under the heading “Description of Notes — Registration Rights.” Because we believe the likelihood that we will be obligated to make any such additional payments on the notes is remote, we intend to take the position (and this discussion assumes) that the notes will not be treated as contingent payment debt instruments. Assuming our position is respected, a U.S. holder would be required to include in income such additional amounts at the time payments are received or accrued, in accordance with such U.S. holder’s method of accounting for U.S. federal income tax purposes.

Our determination that the notes are not contingent payment debt instruments is not binding on the IRS. If the IRS were to challenge successfully our determination and the notes were treated as contingent payment debt instruments, U.S. holders would be required, among other things, to accrue interest income at a rate higher than the stated interest rate on the notes, treat as ordinary income, rather than capital gain, any gain recognized on a sale, exchange or redemption of a note, and treat the entire amount of recognized gain upon a conversion of notes as taxable. Our determination that the notes are not contingent payment debt instruments is binding on U.S. holders unless they disclose their contrary positions to the IRS in the manner that is required by applicable U.S. Treasury regulations.

Market Discount

A U.S. holder that acquires a note at a price less than the note’s stated redemption price at maturity (generally, the sum of all payments required under the note other than payments of stated interest) may be affected by the “market discount” rules of the Internal Revenue Code. Subject to a de minimis exception, the market discount rules generally require a U.S. holder who acquires a note at a market discount to treat any principal payment on the note and any gain recognized on any disposition of the note as ordinary income to the extent of the accrued market discount, not previously included in income, at the time of such payment or disposition. In general, the amount of market discount that has accrued is determined on a straight-line basis over the remaining term of the note as of the time of acquisition, or, at the election of the holder, on a constant yield basis. Such an election applies only to the note with respect to which it is made and may not be revoked.

A U.S. holder of a note acquired at a market discount also may elect to include the market discount in income as it accrues. If a U.S. holder so elects, the rules discussed above with respect to ordinary income recognition resulting from the payment of principal on a note or the disposition of a note would not apply, and the holder’s tax basis in the note would be increased by the amount of the market discount included in income at the time it accrues. This election would apply to all market discount obligations acquired by the U.S. holder on or after the first day of the first taxable year to which the election applies and may not be revoked without the consent of the IRS.

A U.S. holder may be required to defer until maturity of the note (or, in certain circumstances, its earlier disposition) the deduction of all or a portion of the interest expense attributable to debt incurred or continued to purchase or carry a note with market discount, unless the holder elects to include market discount in income on a current basis.

Upon the conversion of a note into cash and common stock, any accrued market discount on the note not previously included in income will be carried over to the common stock received upon conversion of the note, and any gain recognized upon the disposition of such common stock will be treated as ordinary income to the extent of such accrued market discount.

Amortizable Bond Premium

If a U.S. holder acquires a note for a price that is in excess of the note’s stated redemption price at maturity, the U.S. holder generally will be considered to have acquired a note with “amortizable bond premium.” Amortizable bond premium, however, does not include any premium attributable to the conversion feature of the note. A U.S. holder may elect to amortize amortizable bond premium on a constant yield basis. The amount amortized in any year generally will be treated as a deduction against the holder’s interest income on the note. If the amortizable bond premium allocable to a year exceeds the amount of interest income allocable to that year, the excess would be allowed as a deduction for that year but only to the extent of the holder’s prior inclusions of interest income (net of any deductions for bond premium) with respect to the note. The premium on a note held by a U.S. holder that does not make such an election will decrease the gain or increase the loss otherwise recognizable on the disposition of the note. The election to amortize the premium on a constant yield basis generally applies to all bonds held or subsequently acquired by the electing holder on or after the first day of the first taxable year to which the election applies and may not be revoked without the consent of the IRS.

Sale, Redemption or Other Taxable Disposition of Notes

Except as provided below under “Consequences to U.S. Holders — Conversion of Notes,” a U.S. holder will generally recognize gain or loss upon the sale, redemption or other taxable disposition of a note (including an exchange described in “Description of the Notes — Exchange in Lieu of Conversion”) equal to the difference between the amount realized (less accrued interest which will be taxable as such) upon such sale, redemption or other taxable disposition and such U.S. holder’s adjusted tax basis in the note. A U.S. holder’s adjusted tax basis in a note will generally be equal to the amount that such U.S. holder paid for the note, increased by the amount of any accrued market discount previously included in the holder’s income, and decreased by the amount of any amortizable bond premium previously deducted by the holder. Subject to the discussion above regarding market discount, any gain or loss recognized on a taxable disposition of the note will be capital gain or loss. If, at the time of the sale, redemption or other taxable disposition of the note, a U.S. holder is treated as holding the note for more than one year, such capital gain or loss will be a long-term capital gain or loss. Otherwise, such capital gain or loss will be a short-term capital gain or loss. In the case of certain non-corporate U.S. holders (including individuals), long-term capital gain generally will be subject to a maximum U.S. federal income tax rate of 15%, which maximum tax rate currently is scheduled to increase to 20% for dispositions occurring during the taxable years beginning on or after January 1, 2011. A U.S. holder’s ability to deduct capital losses may be limited. A U.S. holder who sells the notes at a loss that meets certain thresholds may be required to file a disclosure statement with the IRS under the Treasury Regulations.

Conversion of Notes

If a U.S. holder receives solely cash in exchange for notes upon conversion, the U.S. holder’s gain or loss will be determined in the same manner as if the U.S. holder disposed of the notes in a taxable disposition (as described above under “Consequences to U.S. Holders — Sale, Redemption or Other Taxable Disposition of Notes”). The tax treatment of a conversion of a note into cash and common stock is uncertain and U.S. holders should consult their tax advisors regarding the consequences of such a conversion.

Treatment as a Recapitalization.  If we pay a combination of cash and stock in exchange for notes upon conversion, we intend to take the position that the notes are securities for U.S. federal income tax purposes and that, as a result, the exchange would be treated as a recapitalization (although we cannot guarantee that the IRS will not challenge this conclusion). Subject to the discussion above regarding market discount, in such case, capital gain, but not loss, would be recognized equal to the excess of the sum of the fair market value of the common stock and cash received (other than amounts attributable to accrued interest, which will be treated as such) over a U.S. holder’s adjusted tax basis in the notes, but in no event should the gain recognized exceed the amount of cash received (excluding amounts attributable to accrued interest and cash in lieu of fractional shares). Subject to the discussion above regarding market discount, the amount of capital gain or loss recognized on the receipt of cash in lieu of a fractional share would be equal to the difference between the amount of cash a U.S. holder would receive in respect of the fractional share and the portion of the U.S. holder’s adjusted tax basis in the note that is allocable to the fractional share.

The tax basis of the shares of common stock received upon a conversion (other than common stock attributable to accrued interest, the tax basis of which would equal the amount of accrued interest with respect to which the common stock was received) would equal the adjusted tax basis of the note that was converted (excluding the portion of the tax basis that is allocable to any fractional share), reduced by the amount of any cash received (other than cash received in lieu of a fractional share or cash attributable to accrued interest), and increased by the amount of gain, if any, recognized (other than with respect to a fractional share). A U.S. holder’s holding period for shares of common stock would include the period during which the U.S. holder held the notes, except that the holding period of any common stock received with respect to accrued interest would commence on the day after the date of receipt.

Alternative Treatment as Part Conversion and Part Redemption.  If the conversion of a note into cash and common stock were not treated as a recapitalization, the cash payment received would generally be treated as proceeds from the sale of a portion of the note and taxed in the manner described under “Consequences to U.S. Holders — Sale, Redemption or Other Taxable Disposition of Notes” above (or in the case of cash received in lieu of a fractional share, taxed as a disposition of a fractional share), and the common stock received would be treated as having been received upon a conversion of the note, which generally would not be taxable to a U.S. holder except to the extent of any common stock received with respect to accrued interest. In such case, the U.S. holder’s tax basis in the note would generally be allocated pro rata among the common stock received, the fractional share that is treated as sold for cash and the portion of the note that is treated as sold for cash. The holding period for the common stock received in the conversion would include the holding period for the notes, except that the holding period of any common stock received with respect to accrued interest would commence on the day after the date of receipt.

Distributions

Distributions made on our common stock generally will be included in a U.S. holder’s income as ordinary dividend income to the extent of our current and accumulated earnings and profits. However, with respect to dividends received by individuals, for taxable years beginning before January 1, 2011, such dividends are generally taxed at the lower applicable long-term capital gains rates, provided certain holding period requirements are satisfied. Distributions in excess of our current and accumulated earnings and profits will be treated as a return of capital to the extent of a U.S. holder’s adjusted tax basis in the common stock and thereafter as capital gain from the sale or exchange of such common stock. Dividends received by a corporation may be eligible for a dividends received deduction, subject to applicable limitations.

Constructive Distributions

The conversion rate of the notes will be adjusted in certain circumstances, as described in “Description of the Notes — Adjustment to Conversion Rate.” Adjustments (or failures to make adjustments) that have the effect of increasing a U.S. holder’s proportionate interest in our assets or earnings may in some circumstances result in a deemed distribution to a U.S. holder for U.S. federal income tax purposes. Adjustments to the conversion rate made pursuant to a bona fide reasonable adjustment formula that have the effect of preventing the dilution of the interest of the holders of the notes, however, will generally not be considered to result in a deemed distribution to a U.S. holder. Certain of the possible conversion rate adjustments provided in the notes (including, without limitation, adjustments in respect of taxable dividends to holders of our common stock and adjustments to the conversion rate upon a change of control) will not qualify as being pursuant to a bona fide reasonable adjustment formula. If such adjustments are made, a U.S. holder generally will be deemed to have received a distribution even if the U.S. holder has not received any cash or property as a result of such adjustments. Any deemed distributions will be taxable as a dividend, return of capital, or capital gain in accordance with the description above under “Distributions.” It is not clear whether a constructive dividend deemed paid to a U.S. holder would be eligible for the preferential rates of U.S. federal income tax applicable in respect of certain dividends received. It is also unclear whether corporate holders would be entitled to claim the dividends received deduction with respect to any such constructive dividends. Because a constructive dividend deemed received by a U.S. holder would not give rise to any cash from which any applicable withholding tax could be satisfied, if we pay backup withholding taxes on behalf of a U.S. holder (because such U.S. holder failed to establish an exemption from backup withholding taxes), we may, at our option, set-off any such payment against payments of cash and common stock payable on the notes (or, in certain circumstances, against any payments on the common stock).

Sale, Certain Redemptions or Other Taxable Dispositions of Common Stock

Subject to the discussion above regarding market discount, upon the sale, certain redemptions or other taxable dispositions of our common stock, a U.S. holder generally will recognize capital gain or loss equal to the difference between (i) the amount of cash and the fair market value of any property received upon such taxable disposition and (ii) the U.S. holder’s adjusted tax basis in the common stock. Such capital gain or loss will be long-term capital gain or loss if a U.S. holder’s holding period in the common stock is more than one year at the time of the taxable disposition. Long-term capital gains recognized by certain non-corporate U.S. holders (including individuals) will generally be subject to a maximum U.S. federal income tax rate of 15%, which maximum is currently scheduled to increase to 20% for dispositions occurring during taxable years beginning on or after January 1, 2011. The deductibility of capital losses is subject to limitations. A U.S. holder who sells shares of common stock at a loss that meets certain thresholds may be required to file a disclosure statement with the IRS under the Treasury Regulations.

Information Reporting and Backup Withholding

Information reporting requirements generally will apply to payments of interest on the notes and dividends on shares of common stock and to the proceeds of a sale of a note or share of common stock paid to a U.S. holder unless the U.S. holder is an exempt recipient (such as a corporation). A backup withholding tax will apply to those payments if the U.S. holder fails to provide its correct taxpayer identification number, or certification of exempt status, or if the U.S. holder is notified by the IRS that it has failed to report in full payments of interest and dividend income. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a U.S. holder’s U.S. federal income tax liability provided the required information is furnished timely to the IRS.

Consequences to Non-U.S. Holders

Payments of Interest

The 30% U.S. federal withholding tax will not be applied to any payment of interest to a non-U.S. holder provided that:

•	interest paid on the note is not effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is not attributable to a U.S. permanent establishment);

•	the non-U.S. holder does not actually or constructively own 10% or more of the total combined voting power of all classes of our stock that are entitled to vote within the meaning of section 871(h)(3) of the Code;

•	the non-U.S. holder is not a controlled foreign corporation that is related to us (actually or constructively) through stock ownership;

•	the non-U.S. holder is not a bank whose receipt of interest on a note is described in section 881(c)(3)(A) of the Code; and

•	(a) the non-U.S. holder provides its name and address, and certifies, under penalties of perjury, that it is not a U.S. person (which certification may be made on an IRS Form W-8BEN (or another applicable form)) or (b) the non-U.S. holder holds the notes through certain foreign intermediaries or certain foreign partnerships, and the non-U.S. holder and the foreign intermediary or foreign partnership satisfies the certification requirements of applicable Treasury regulations.

Special certification rules apply to non-U.S. holders that are pass-through entities.

If a non-U.S. holder cannot satisfy the requirements described above, payments of interest will be subject to the 30% U.S. federal withholding tax, unless the non-U.S. holder provides us with a properly executed (i) IRS Form W-8BEN (or another applicable form) claiming an exemption from or reduction in withholding under the benefit of an applicable income tax treaty or (ii) IRS Form W-8ECI (or another applicable form) stating that interest paid on the notes is not subject to withholding tax because it is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States. If a non-U.S. holder is engaged in a trade or business in the United States and interest on the notes is effectively connected with the conduct of that trade or business and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment, then, although the non-U.S. holder will be exempt from the 30% withholding tax provided the certification requirements discussed above are satisfied, the non-U.S. holder will be subject to U.S. federal income tax on that interest on a net income basis in the same manner as if the non-U.S. holder were a U.S. holder as defined under the Code. In addition, if a non-U.S. holder is a foreign corporation, it may be subject to a branch profits tax equal to 30% (or lesser rate under an applicable income tax treaty) of its earnings and profits for the taxable year, subject to adjustments, that are effectively connected with its conduct of a trade or business in the United States.

If we fail to maintain the registration of the notes as agreed, payments of additional interest may be subject to U.S. withholding tax. We intend to withhold tax at a rate of 30% on any payment of such interest made to a non-U.S. holder unless we receive certain certifications from the non-U.S. holder claiming that such payments are subject to reduction or elimination of withholding under an applicable treaty or that such payments are effectively connected with such holder’s conduct of a trade or business in the United States, as described above. If we withhold tax from any payment of additional interest made to a non-U.S. holder and such payment were determined not to be subject to U.S. federal tax, a non-U.S. holder would be entitled to a refund of any tax withheld.

Dividends and Constructive Distributions

Any dividends paid to a non-U.S. holder with respect to the shares of common stock (and any deemed dividends resulting from certain adjustments, or failure to make adjustments, to the conversion rate, see “Consequences to U.S. Holders — Constructive Distributions” above) will be subject to withholding tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business within the United States and, where a tax treaty applies, are attributable to a U.S. permanent establishment, are not subject to the withholding tax, but instead are subject to U.S. federal income tax on a net income basis at applicable graduated individual or corporate rates. Certain certification requirements and disclosure requirements must be complied with in order for effectively connected income to be exempt from withholding. Any such effectively connected income received by a foreign corporation may, under certain circumstances, be subject to an additional branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. Because a constructive dividend deemed received by a non-U.S. holder would not give rise to any cash from which any applicable withholding tax could be satisfied, if we pay withholding taxes on behalf of a non-U.S. holder, we may, at our option, set-off any such payment against payments of cash and common stock payable on the notes (or, in certain circumstances, against any payments on the common stock).

A non-U.S. holder of shares of common stock who wishes to claim the benefit of an applicable treaty rate is required to satisfy applicable certification and other requirements. If a non-U.S. holder is eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty, it may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Sale, Certain Redemptions, Conversion or Other Taxable Dispositions of Notes or Shares of Common Stock

Gain realized by a non-U.S. holder on the sale, certain redemptions or other taxable disposition of a note (including an exchange described in “Description of the Notes — Exchange in Lieu of Conversion”), as well as upon the conversion of a note into cash or into a combination of cash and stock, or common stock, will not be subject to U.S. federal income tax unless:

•	that gain is effectively connected with a non-U.S. holder’s conduct of a trade or business in the United States (and, if required by an applicable income treaty, is attributable to a U.S. permanent establishment);

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition and certain other conditions are met; or

•	we are or have been a “U.S. real property holding corporation” for U.S. federal income tax purposes during the shorter of the non-U.S. holder’s holding period or the 5-year period ending on the date of disposition of the notes or common stock, as the case may be; provided, that as long as our common stock is regularly traded on an established securities market, only non-U.S. holders who have held more than 5% of such class of stock at any time during such five-year or shorter period would be subject to taxation under this rule. We believe that we are not, and we do not anticipate becoming, a U.S. real property holding corporation for U.S. federal income tax purposes.

If a non-U.S. holder is an individual described in the first bullet point above, it will be subject to tax on the net gain derived from the sale, redemption, conversion or other taxable disposition under regular graduated U.S. federal income tax rates. If a non-U.S. holder is a foreign corporation that falls under the first bullet point above, it will be subject to tax on its net gain generally in the same manner as if it were a U.S. person as defined under the Code and, in addition, it may be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits for that taxable year, or at such lower rate as may be specified by an applicable income tax treaty. If a non-U.S. holder is an individual described in the second bullet point above, such holder will be subject to a flat 30% tax on the gain derived from the sale, redemption, conversion or other taxable disposition, which may be offset by U.S. source capital losses, even though such holder is not considered a resident of the United States. Any common stock which a non-U.S. holder receives on the conversion of a note that is attributable to accrued interest will be subject to U.S. federal income tax in accordance with the rules for taxation of interest described above under “Consequences to Non-U.S. Holders — Payments of Interest.”

Information Reporting and Backup Withholding

Generally, we must report annually to the IRS and to non-U.S. holders the amount of interest and dividends paid to non-U.S. holders and the amount of tax, if any, withheld with respect to those payments. Copies of the information returns reporting such interest, dividends and withholding may also be made available to the tax authorities in the country in which a non-U.S. holder resides under the provisions of an applicable income tax treaty.

In general, a non-U.S. holder will not be subject to backup withholding with respect to payments of interest or dividends that we make, provided the statement described above in the last bullet point under “Consequences to Non-U.S. Holders — Payments of Interest” has been received and we do not have actual knowledge or reason to know that the holder is a U.S. person, as defined under the Code, that is not an exempt recipient. In addition, a non-U.S. holder will be subject to information reporting and, depending on the circumstances, backup withholding with respect to payments of the proceeds of the sale of a note or share of our common stock within the United States or conducted through certain U.S.-related financial intermediaries, unless the statement described above has been received, and we do not have actual knowledge or reason to know that a holder is a U.S. person, as defined under the Code, that is not an exempt recipient, or the non-U.S. holder otherwise establishes an exemption. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a non-U.S. holder’s U.S. federal income tax liability provided the required information is furnished timely to the IRS.

U.S. Federal Estate Taxes

A note beneficially owned by an individual who is not a citizen or resident of the U.S. (as specially defined for U.S. federal estate tax purposes) at the time of his or her death generally will not be subject to U.S. federal estate tax as a result of the individual’s death, provided that:

•	the individual does not actually or constructively own 10% or more of the total combined voting power of all classes of our stock entitled to vote within the meaning of section 871(h)(3) of the Code; and

•	interest payments with respect to such note would not have been, if received at the time of the individual’s death, effectively connected with the conduct of a U.S. trade or business by the individual.

Common stock owned or treated as owned by an individual who is not a citizen or resident of the U.S. (as specially defined for U.S. federal estate tax purposes) at the time of his or her death (including stock treated as owned by such non-U.S. holder by reason of a transfer subject to certain retained powers, or by reason of any transfer within three years of death) will be included in the individual’s estate for U.S. federal estate tax purposes and thus will be subject to U.S. federal estate tax, unless an applicable estate tax treaty provides otherwise.

Selling Securityholders

We originally issued the notes to the initial purchasers, which are Banc of America Securities LLC, Morgan Stanley & Co. Incorporated, Deutsche Bank Securities Inc., Goldman, Sachs & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Citigroup Global Markets Inc., UBS Securities LLC, ABN AMRO Rothschild LLC, Mizuho International plc, Mitsubishi UFJ Securities International plc, U.S. Bancorp Investments, Inc., Wachovia Capital Markets, LLC, and Wells Fargo Securities, LLC, in transactions exempt from the registration requirements of the Securities Act. The initial purchasers immediately resold the notes to persons reasonably believed by the initial purchasers to be “qualified institutional buyers” within the meaning of Rule 144A under the Securities Act in transactions exempt from registration under the Securities Act. Selling securityholders, including their transferees, pledgees or donees or their successors, may from time to time offer and sell the notes and the common stock into which the notes are convertible. Our registration of the notes and the shares of common stock issuable upon conversion of the notes does not necessarily mean that the selling securityholders will sell all or any of the notes or the common stock. Except as set forth below, none of the selling securityholders has had within the past three years any material relationship with us or any of our predecessors or affiliates. The following table sets forth certain information as of August 4, 2006, except where otherwise noted, concerning the principal amount of notes beneficially owned by each selling securityholder and the number of shares of underlying common stock that may be offered from time to time by each selling securityholder with this prospectus supplement and accompanying prospectus. The information is based on information provided by or on behalf of the selling securityholders. We have assumed for purposes of the table below that the selling securityholders will sell all of their notes and common stock issuable upon conversion of the notes pursuant to this prospectus, and that any other shares of our common stock beneficially owned by the selling securityholders will continue to be beneficially owned. Information about the selling securityholders may change over time. In particular, the selling securityholders identified below may have sold, transferred or otherwise disposed of all or a portion of their notes since the date on which they provided to us information regarding their notes. Merrill Lynch, Pierce, Fenner & Smith Incorporated and Deutsche Bank Securities, Inc. are each selling securityholders and dealers under commercial paper dealer agreements with us. Deutsche Bank AG, London Branch and UBS AG, London Branch (represented by UBS Securities LLC as its agent) and Merrill Lynch International (represented by Merrill Lynch, Pierce, Fenner & Smith Incorporated as its agent) are parties to certain convertible note hedge transactions and warrant transactions with us; Deutsche Bank AG, London Branch, UBS Securities LLC, and Merrill Lynch, Pierce, Fenner & Smith Incorporated are selling securityholders. Citigroup Global Markets Inc. is a joint lead manager for our Credit Agreement ($1,000,000,000 five year Credit Facility) dated as of January 20, 2005 as well as a selling securityholder.

	Principal Amount of					Number of
	2011 Notes Beneficially		Principal Amount of 2013			Shares of
	Owned and Offered		Notes Beneficially Owned		Number of	Common Stock
	(USD) and Percentage		and Offered (USD) and		Shares of	Beneficially	Natural Person(s) with
	of 2011 Notes		Percentage of 2013 Notes		Common Stock	Owned After the	Voting or Investment
Name of Selling Securityholder(1)	Outstanding (%)		Outstanding (%)		Offered(2)(3)	Offering(4)	Power

Abbey National Financial Products, London	5,000,000	*	—	—	89,057	—	Darren Flawn
Acacia Life Insurance Company	—	—	500,000	*	8,906	—	Marco Bravo
ACIG Insurance Company	—	—	450,000	*	8,015	—	Gene T. Pretti
Advantage Convertible Securities Fund	—	—	120,000	*	2,137	—	Gene T. Pretti
Advent Claymore Convertible SEC & Inc.	—	—	13,000,000	*	231,547	—	Tracy Mitland
AG Offshore Convertibles, Ltd.(+)	20,000,000	*	—	—	356,226	—	John M. Angelo
							Michael L. Gordon(5)
AHFP Context	200,000	*	250,000	*	8,015	—	Michael S. Rasen
							William D. Fertig
Akanthos Arbitrage Master Fund, L.P.	—	—	75,000,000	3.41	1,335,848	894,500	Michael Kao
Alcon 401(k) Retirement Plan	—	—	500,000	*	8,906	—	Gene T. Pretti
Alexandra Global Master Fund Ltd.	25,000,000	1.14	7,000,000	*	569,962	—	Mikhail A. Filimonov
							Dimitri Sogoloff(6)
AllState Insurance Company(+)	—	—	12,000,000	*	213,736	—	(7)
AllState Life Insurance Company(+)	—	—	5,500,000	*	97,962	—	(7)

	Principal Amount of					Number of
	2011 Notes Beneficially		Principal Amount of 2013			Shares of
	Owned and Offered		Notes Beneficially Owned		Number of	Common Stock
	(USD) and Percentage		and Offered (USD) and		Shares of	Beneficially	Natural Person(s) with
	of 2011 Notes		Percentage of 2013 Notes		Common Stock	Owned After the	Voting or Investment
Name of Selling Securityholder(1)	Outstanding (%)		Outstanding (%)		Offered(2)(3)	Offering(4)	Power

Altma Fund SICAV PLC in Respect of the Grafton Sub Fund	3,500,000	*	2,400,000	*	105,087	—	Michael S. Rasen
							William D. Fertig
ALTMA Fund SICAV PLC in Respect of the Trinity Sub Fund	—	—	326,000	*	5,806	—	Mark Friedman
							Adam Stern
AM International E MAC 63 Ltd	—	—	1,595,000	*	28,409	—	Mark Friedman
							Adam Stern
AM Master Fund I, LP	—	—	4,237,000	*	75,466	—	Mark Friedman
							Adam Stern
American Community Mutual Ins. Co.	—	—	140,000	*	2,494	—	Kevin Adams
American Fidelity Insurance Company	—	—	550,000	*	9,796	—	(33)
Amerisure Mutual Insurance Company(+)	2,230,000	*	1,700,000	*	69,998	—	Horacio A. Valeiras(8)
Ameritus Life Insurance Company	—	—	1,700,000	*	30,279	—	Marco Bravo
Anthem Insurance Company, Inc.	—	—	6,000,000	*	106,868	—	Gene T. Pretti
Aretos Partners Inc.(+)	11,000,000	*	—	—	195,924	—	Loren Griffin
Argent Classic Convertible Arbitrage Fund II, L.P.	310,000	*	370,000	*	12,112	—	Nathanial Brown
							Robert Richardson
Argent Classic Convertible Arbitrage Fund L.P.	800,000	*	1,650,000	*	43,638	—	Nathanial Brown
							Robert Richardson
Argent Classic Convertible Arbitrage Fund Ltd.	7,620,000	*	11,560,000	*	341,621	—	Nathanial Brown
							Robert Richardson
Argent LowLev Convertible Arbitrage Fund II Ltd.	150,000	*	—	—	2,672	—	Nathanial Brown
							Robert Richardson
Argent LowLev Convertible Arbitrage Fund Ltd.	4,690,000	*	9,190,000	*	247,221	—	Nathanial Brown
							Robert Richardson
Argent LowLev Convertible Arbitrage Fund, LLC	200,000	*	—	—	3,562	—	Nathanial Brown
							Robert Richardson
Argentum Multistrategy Fund Ltd. - Classic	130,000	*	230,000	*	6,412	—	Nathanial Brown
							Robert Richardson
Aviva Life Insurance Co.	—	—	1,850,000	*	32,951	—	David Clott
Bank of America Pension Plan	4,500,000	*	6,500,000	*	195,924	—	Alex Lach
Barclay’s Global Distribution Bonds	—	—	100,000	*	1,781	—	David Clott
Barnet Partners Ltd.	5,000,000	*	8,500,000	*	240,453	—	Alex Lach
Basso Five Sticks, L.P.	904,000	*	—	—	16,101	—	Howard Fischer(9)
Basso Fund Ltd	273,000	*	—	—	4,862	—	Howard Fischer(10)
Basso Holdings Ltd.	7,652,000	*	—	—	136,292	—	Howard Fischer(11)
Basso Multi-Strategy Holding Fund Ltd.	1,273,000	*	—	—	22,674	—	Howard Fischer(12)
Beamtenversicherungskasse Des Kantons Zurich	5,000,000	*	—	—	89,057	—	Autandil Gigneishuili
Bernische Lehreruersicherungskasse	1,650,000	*	—	—	29,389	—	Autandil Gigneishuili
Black Diamond Offshore, Ltd.	1,412,000	*	1,869,000	*	58,439	—	Clint D. Carlson
Black Diamond Convertible Offshore LDC	—	—	1,765,000	*	31,437	—	Clint D. Carlson
Blue Cross Blue Shield of Arizona	—	—	340,000	*	6,056	—	Marco Bravo
Blue Cross Blue Shield of Louisiana	—	—	1,050,000	*	18,702	—	Gene T. Pretti
Blue Cross Blue Shield of Mississippi	—	—	270,000	*	4,809	—	David Holdreith
BNP Paribas Arbitrage	10,000,000	*	10,000,000	*	356,226	—	(35)
BSC Life Insurance Company	—	—	660,000	*	11,755	—	Marco Bravo
California State Auto Association	—	—	5,700,000	*	101,524	—	Gene T. Pretti
Canadian Imperial Holdings Inc.	—	—	108,000,000	4.91	1,923,620	—	(34)
Central Security Life Insurance	—	—	190,000	*	3,384	—	Kevin Adams

	Principal Amount of					Number of
	2011 Notes Beneficially		Principal Amount of 2013			Shares of
	Owned and Offered		Notes Beneficially Owned		Number of	Common Stock
	(USD) and Percentage		and Offered (USD) and		Shares of	Beneficially	Natural Person(s) with
	of 2011 Notes		Percentage of 2013 Notes		Common Stock	Owned After the	Voting or Investment
Name of Selling Securityholder(1)	Outstanding (%)		Outstanding (%)		Offered(2)(3)	Offering(4)	Power

CGNU Life Fund	2,200,000	*	2,200,000	*	78,370	—	David Clott
Champions Life Insurance Company	—	—	90,000	*	1,603	—	Kevin Adams
Cheyne Fund LP	1,620,000	*	—	—	28,854	—	David Treadwell
Chrysler Insurance Company	—	—	2,300,000	*	40,966	—	(35)
Cincinnati Financial Corporation	—	—	1,900,000	*	33,841	689,750	(35)
Cincinnati Insurance Company	—	—	5,400,000	*	96,181	560,250	(34)
Citadel Equity Fund Ltd.(+)	26,750,000	1.22	375,000,000	17.05	7,155,690	—	Kenneth C. Griffin(13)
Citigroup Global Markets Inc.(#)	—	—	10,220,000	*	110,786	—	(35)
Class C Trading Company, Ltd.	1,340,000	*	—	—	23,867	—	Nathanial Brown
							Robert Richardson
CODA Capital Management, LLC	325,000	*	—	—	5,789	—	Jerry O’Grady
CODA Capital ND Portfolio	335,000	*	—	—	5,967	—	Jerry O’Grady
CODA-KHPE Convertible Portfolio	680,000	*	—	—	12,112	—	Jerry O’Grady
Commercial Union Life Fund	2,750,000	*	2,750,000	*	97,962	—	David Clott
Conseco Insurance Company - Multi Bucket Annuity Convertible Bond Fund(+)	—	—	500,000	*	8,906	—	(34)
Context Advantage Fund, L.P.	500,000	*	450,000	*	16,921	—	Michael S. Rasen
							William D. Fertig
Context Offshore Advantage Fund, Ltd.	3,500,000	*	4,750,000	*	146,943	—	Michael S. Rasen
							William D. Fertig
Continental Assurance Company on behalf of its separate account(E)(+)	—	—	4,300,000	*	76,589	—	Dennis Hemme
Convertible Securities Fund	62,000	*	—	—	1,104	20,880	Yanfang (Emma) Yan
CQS Convertible and Quantitative Strategies Master Fund	15,000,000	*	25,000,000	1.14	712,452	—	Alan Smith
							Blair Gauld Dennis Hunter Karla Bodden Jim Rogers
Credit Industriel D’Alsace Lorraine	10,000,000	*	—		178,113	—	(35)
DBAG London(+)	65,861,000	2.99	124,025,500	5.64	3,382,125	—	Patrick Corrigan
DBX — Convertible Arbitrage 9 Fund	—	—	500,000	*	8,906	—	Mikhail A. Filimonov Dimitri Sogoloff(6)
Deeprock & Co.	1,000,000	*	500,000	*	26,717	—	Alex Lach
Deutsche Bank Securities Inc.(#)	3,130,000	*	17,500,000	*	367,447	—	Patrick Corrigan(14)
Double Black Diamond Convertible Offshore LDC	8,588,000	*	11,366,000	*	355,407	—	Clint D. Carlson
Dow Employees Pension Plan	—	—	2,800,000	*	49,872	—	Gene T. Pretti
Elizabeth D. Bruce Tr	55,000	*	—	—	980	—	Jerry O’Grady
Employee’s Reitrement of New Orleans Sewer/Water Board	—	—	360,000	*	6,412	—	Gene T. Pretti
Equity Overlay Fund LLC	1,500,000	*	2,500,000	*	71,245	—	Alex Lach
Excellus Health Plan	—	—	5,700,000	*	101,524	—	Gene T. Pretti
FFVA Mutual Insurance Company	—	—	152,000	*	2,707	—	Tracy Mitland
Finch Tactical Plus Class B	250,000	*	300,000	*	9,796	—	Michael S. Rasen
							William D. Fertig
First Mercury Insurance Company	—	—	180,000	*	3,206	—	Kevin Adams
Five Sticks, L.P.	802,000	*	—	—	14,285	—	Howard Fischer (15)
Fore Convertible Master Fund, Ltd.	370,000	*	3,164,000	*	62,945	—	David Egglishaw
Fore ERISA Fund, Ltd.	—	—	317,000	*	5,646	—	David Egglishaw
Forest Global Convertible Fund, Ltd. Class A-5	13,551,000	*	—	—	241,361	—	Michael A. Boyd

	Principal Amount of					Number of
	2011 Notes Beneficially		Principal Amount of 2013			Shares of
	Owned and Offered		Notes Beneficially Owned		Number of	Common Stock
	(USD) and Percentage		and Offered (USD) and		Shares of	Beneficially	Natural Person(s) with
	of 2011 Notes		Percentage of 2013 Notes		Common Stock	Owned After the	Voting or Investment
Name of Selling Securityholder(1)	Outstanding (%)		Outstanding (%)		Offered(2)(3)	Offering(4)	Power

Forest Multi Strategy Master Fund, SPC, on behalf of its Multi Strategy Segregated Portfolio	584,000	*	—	—	10,402	—	Michael A. Boyd
Founders Insurance Company	—	—	110,000	*	1,959	—	Marco Bravo
Franklin Convertible Securities Fund	17,000,000	*	—	—	302,792	—	Alan Muschott
Franklin Templeton Variable Insurance Products Trust - Franklin Income Securities Fund	35,000,000	1.59	—	—	623,396	—	Edward Perks
Gartmore Convertible Fund	870,000	*	—	—	15,496	—	Jerry O’Grady
Gemini Sammelstiftung Zur Forderung Der Personalvorsorge	950,000	*	—	—	16,921	—	Autandil Gigneishuili
Georgia Municipal Employee Benefit System	—	—	3,516,000	*	62,625	—	Tracy Mitland
Government of Singapore Investment Corporation PTE Ltd.	44,970,000	2.04	—	—	800,974	4,269,292
Guggenheim Portfolio Company XXXI, LLC	2,100,000	*	—	—	37,404	—	Andrew Redleaf
Hannover Life Reassurance Co. of America	—	—	1,700,000	*	30,279	—	Mark Shelstad
Harry M. & Violet Turner Charitable Trust	—	—	200,000	*	3,562	—	Steven A. Soloria
HBMC	7,500,000	*	7,500,000	*	267,170	—	Glen Dubin
							Henry Swieca (16)
HFR CA Global Opportunity Master Trust	6,515,000	*	—	—	116,041	—	Michael A. Boyd
HFR CA Global Select Master Trust Account	1,170,000	*	—	—	20,839	—	Nathanial Brown
							Robert Richardson
HFR RVA Combined Master Trust	1,449,000	*	—	—	25,809	—	Andrew Redleaf
HFR RVA Select Performance Master Trust	908,000	*	—	—	16,173	—	Michael A. Boyd
Highbridge International LLC	12,500,000	*	100,000,000	4.55	2,003,771	—	Glen Dubin
							Henry Swieca (17)
HSBC Investments (USA) Inc. - a/c: Multi-strat Arbitrage Fund(+)	1,000,000	*	—	—	17,811	—	Warren Stein
Independence Blue Cross	—	—	972,000	*	17,313	—	Tracy Mitland
Indiana Lumbermens Mutual Insurance Company	—	—	480,000	*	8,549	—	Gene T. Pretti
Injured Workers Insurance Fund of Maryland	—	—	2,600,000	*	46,309	—	Kevin Adams
Innovest Finanzdienstle(+)	8,670,000	*	—	—	154,424	—	Horacio A.
							Valeiras (18)
Institutional Benchmarks Master Fund Ltd.	2,814,000	*	—	—	50,121	—	Michael A. Boyd
Institutional Benchmark Series (Master Feeder) Limited in Respect of Electra Series	—	—	750,000	*	13,358	—	Gary Crowder
Institutional Benchmarks Series (Master Feeder) Limited in Respect of Alcor Series	250,000	*	300,000	*	9,796	—	Michael S. Rasen
							William D. Fertig
James Mellor Trust	45,000	*	—	—	802	—	Jerry O’Grady
Jefferies Umbrella Fund Global Convertible Bonds	5,800,000	*	—	—	103,306	—	Autandil Gigneishuili
JMG Capital Partners, LP	11,250,000	*	14,000,000	*	449,735	—	Roger Richter
							Jonathan M. Glaser Daniel A. David (19)
JMG Triton Offshore Fund, Ltd.	11,250,000	*	14,000,000	*	449,735	—	Roger Richter
							Jonathan M. Glaser Daniel A. David (20)
John Deere Pension Trust	1,000,000	*	1,000,000	*	35,623	—	Alex Lach
JPMorgan Securities Inc.(#)	15,000,000	*	—	—	267,170	—	Public Company
Kamuntins Street Master Fund Ltd.	10,000,000	*	10,000,000	*	356,226	—	Allan Teh
KBC Convertible MAC 28 Limited(+)	4,000,000	*	—	—	71,245	—	Carlo Greg (21)

	Principal Amount of					Number of
	2011 Notes Beneficially		Principal Amount of 2013			Shares of
	Owned and Offered		Notes Beneficially Owned		Number of	Common Stock
	(USD) and Percentage		and Offered (USD) and		Shares of	Beneficially	Natural Person(s) with
	of 2011 Notes		Percentage of 2013 Notes		Common Stock	Owned After the	Voting or Investment
Name of Selling Securityholder(1)	Outstanding (%)		Outstanding (%)		Offered(2)(3)	Offering(4)	Power

KBC Diversified Fund, A Segregated Portfolio of KBC Diversified Fund, SPC(+)	6,000,000	*	—	—	106,869	—	Carlo Greg (22)
KBC Financial Products Cayman Islands Ltd.(+)	55,000,000	2.50	60,000,000	2.73	2,048,300	—	(23)
KBC Financial Products USA Inc.(+)	16,500,000	*	10,900,000	*	488,030	—	(24)
KDC Convertible Arbitrage Fund L.P.(+)	4,000,000	*	—	—	71,245	—	Glen Freidman
LDG Limited	—	—	342,000	*	6,091	—	Robert Buttman
							John Idone George Esser Paul Bucci Bartholomew Tesoriero
Lee David Invest. 2002, LP	60,000	*	—	—	1,069	—	Jerry O’Grady
Linden Capital L.P.	63,000,000	2.86	—	—	1,122,112	—	Siu Min Wong
LLT Limited	3,010,000	*	—	—	53,612	—	Michael A. Boyd (25)
Lydian Global Opportunities Master Fund Limited	15,000,000	*	10,000,000	*	445,283	—	David Friezo
Lydian Overseas Partners Master Fund LP	104,025,000	4.73	80,000	*	1,854,245	—	David Friezo
Lyxor Master Fund Ref: Argent/LowLev CB c/o Argent	1,230,000	*	3,220,000	*	79,260	—	Nathanial Brown
							Robert Richardson
Lyxor Quest Fund Ltd	4,000,000	*	4,000,000	*	142,490	—	Frank Compana
							James Doolin
Lyxor/AM Investment Fund Ltd.	—	—	342,000	*	6,091	—	Mark Friedman
							Adam Stern
Lyxor/Context Fund Ltd.(+)	1,400,000	*	1,050,000	*	43,638	—	Michael S. Rasen
							William D. Fertig
Lyxor/Forest Fund Limited	15,118,000	*	—	—	269,271	—	Michael A. Boyd
Mackay Shields LLC as Investment Advisor to AFTRA Health Fund	—	—	455,000	*	8,104	—	(34)
Mackay Shields LLC as Investment Advisor to Bay County Employees Retirement System	—	—	295,000	*	5,254	—	(34)
Mackay Shields LLC as Investment Advisor to United Overseas Bank (SGD)	—	—	90,000	*	1,603	—	(34)
Mackay Shields LLC as Investment Advisor to United Overseas Bank (USD)	—	—	80,000	*	1,425	—	(34)
Mackay Shields LLC as Sub-Advisor to Mainstay Convertible Fund	—	—	8,345,000	*	148,635	—	(34)
Mackay Shields LLC as Sub-Advisor to Mainstay VP Convertible Fund	—	—	5,960,000	*	106,155	—	(34)
Mackay Shields LLC as Sub-Advisor to New York Life Insurance Co. Post 82	—	—	6,685,000	*	119,069	—	(34)
Mackay Shields LLC as Sub-Advisor to New York Life Insurance Co. Pre 82	—	—	2,975,000	*	52,989	—	(34)
Mackay Shields LLC as Sub-Advisor to New York Life Separate A/C #7	—	—	115,000	*	2,048	—	(34)
MAG Mutual Insurance Company	—	—	750,000	*	13,358	—	John Sommers
							Gene Pretti
Main Street America Assurance Company	—	—	1,200,000	*	21,374	—	Reed Nuttall
MAN MAC I, Ltd.	—	—	1,019,000	*	18,150	—	Michael Collins (26)
Medico Insurance Company	—	—	1,350,000	*	24,045		Reed Nuttall
Merrill Lynch, Pierce, Fenner & Smith(#)	10,665,000	*	23,353,000	1.06	605,727	—	(35)
Midwest Medical Insurance Company	—	—	500,000	*	8,906	—	Gene T. Pretti

	Principal Amount of					Number of
	2011 Notes Beneficially		Principal Amount of 2013			Shares of
	Owned and Offered		Notes Beneficially Owned		Number of	Common Stock
	(USD) and Percentage		and Offered (USD) and		Shares of	Beneficially	Natural Person(s) with
	of 2011 Notes		Percentage of 2013 Notes		Common Stock	Owned After the	Voting or Investment
Name of Selling Securityholder(1)	Outstanding (%)		Outstanding (%)		Offered(2)(3)	Offering(4)	Power

Nations Convertible Securities Fund (now known as Columbia Convertible Securities Fund)	10,938,000	*	—	—	194,820	—	Yanfang (Emma) Yan
NCMIC	—	—	600,000	*	10,687	—	Mark Shelstad
New Era Life Insurance Company	—	—	210,000	*	3,740	—	Marco Bravo
NGM Insurance Company	—	—	280,000	*	4,987	—	Reed Nuttall
NMIC Gartmore CODA Convertible Portfolio	2,345,000	*	—	—	41,767	—	Jerry O’Grady
Nomura Securities International, Inc.(#)	5,000,000	*	—	—	89,057	812,875	Simon Pharr
Norwich Union Life and Pensions	3,900,000	*	3,900,000	*	138,928	—	David Clott
Oaktree Capital Management, LLC(+)	39,905,000	1.81	—	—	710,760	—	Lawrence W.
							Keele (27)
OB Pension Gartmore	630,000	*	—	—	11,221	—	Jerry O’Grady
Old Lane Cayman Master Fund LP	—	—	12,912,000	*	229,980	—	Jonathan Barton
Old Lane HMA Master Fund LP	—	—	3,708,000	*	66,044	—	Jonathan Barton
Old Lane US Master Fund LP	—	—	4,380,000	*	78,013	—	Jonathan Barton
Partners Group Alternative Strategies PCC LTD	1,510,000	*	—	—	26,895	—	Nathanial Brown
							Robert Richardson
Partners Group Alternative Strategies PLC Limited, Red Delta Cell c/o Quattro Fund	—	—	750,000	*	13,358	—	Mark Rowe
							Felix Haldner Michael Fitchet Denis O’Malley
Pennington Biomedical Research Foundation	—	—	90,000	*	1,603	—	Gene T. Pretti
Pensionkasse Der Ahtalis AG	100,000	*	—	—	1,781	—	Autandil Gigneishuili
Pensionkasse Der Lonza AG	300,000	*	—	—	5,343	—	Autandil Gigneishuili
Pensionkasse Der Rockwell Automation AG	200,000	*	—	—	3,562	—	Autandil Gigneishuili
Pensionkasse Huntsman (SWITZERLAND)	200,000	*	—	—	3,562	—	Autandil Gigneishuili
Peoples Benefit Life Insurance Company Teamsters	14,500,000	*	20,500,000	*	623,396	—	Alex Lach
Personalvorsorge Der PV Promea	400,000	*	—	—	7,125	—	Autandil Gigneishuili
Polygon Global Opportunities Master Fund	—	—	77,500,000	3.52	1,380,376	—	Alexander E. Jackson
							Reade E. Griffith Patrick G. G. Dear (28)
Premera Blue Cross	—	—	4,100,000	*	73,026	—	Marco Bravo
Privilege Portfolio SICAV	16,150,000	*	8,300,000	*	435,486	—	David Clott
Putnam Convertible Income - Growth Trust(+)	—	—	8,500,000	*	151,396	—	(35)
Quattro Fund Ltd.	—	—	7,000,000	*	124,679	—	Andrew Kaplan
							Brian Swain Louis Napoli
Quattro Multistrategy Master fund LP	—	—	1,500,000	*	26,717	—	Andrew Kaplan Brian Swain
							Louis Napoli
Quest Global Convertible MasterFund Ltd.	1,000,000	*	1,000,000	*	35,623	—
Quincy Mutual Fire Insurance	—	—	600,000	*	10,687	—	Marco Bravo
Qwest Occupational Health Trust	—	—	280,000	*	4,987	—	Gene T. Pretti
Qwest Pension Trust	—	—	1,500,000	*	26,717	—	Gene T. Pretti
Radcliffe SPC, Ltd. for and on behalf of the Class A Convertible Crossover Segregated Portfolio	10,500,000	*	—	—	187,019	—	Steve Katznelson
							Gerald Stahlecker
Radian Guaranty Inc.	—	—	900,000	*	16,030	—	Gene T. Pretti
Redbourn Partners Ltd.	5,500,000	*	12,000,000	*	311,698	—	Alex Lach
Retail Clerks Pension Trust I	1,000,000	*	2,000,000	*	53,434	—	Alex Lach
Retail Clerks Pension Trust II	500,000	*	1,000,000	*	26,717	—	Alex Lach

	Principal Amount of					Number of
	2011 Notes Beneficially		Principal Amount of 2013			Shares of
	Owned and Offered		Notes Beneficially Owned		Number of	Common Stock
	(USD) and Percentage		and Offered (USD) and		Shares of	Beneficially	Natural Person(s) with
	of 2011 Notes		Percentage of 2013 Notes		Common Stock	Owned After the	Voting or Investment
Name of Selling Securityholder(1)	Outstanding (%)		Outstanding (%)		Offered(2)(3)	Offering(4)	Power

Rhythm Fund, Ltd.(+)	8,000,000	*	—	—	142,490	—	Carlo Greg (29)
Richard Mueller	45,000	*	—	—	802	—	Jerry O’Grady
Ritchie Capital Structure Arbitrage Trading, Ltd.	30,000,000	1.36	30,000,000	1.36	1,068,678	—	A.J. Ritchie
Sandelman Partners Multi-Strategy Master Fund, Ltd	10,000,000	*	—	—	178,113	117,800	Michael Pascutti
Satellite Convertible Arbitrage Master Fund LLC	15,000,000	*	15,000,000	*	534,339	—	Lief Rosenblatt
							Mark Sonnino Gabe Nechamkin (30)
Scor Life Re	—	—	900,000	*	16,030	—	John Schaefer
SGAM AI Boreal Fund	4,000,000	*	4,500,000	*	151,396	—	Mark Friedman
							Adam Stern
Silver Convertible Arbitrage Fund, LDC	280,000	*	—	—	4,987	—	Nathanial Brown Robert Richardson
South Dakota Retirement System	5,000,000	*	—	—	89,057	53,300	Dan Frasier
							Ross Sandine
Sphinx Fund c/o TQA Investors	—	—	92,000	*	1,639	—	Robert Butman
							George Esser John Idone Paul Bucci Bartholomew Tesoriero DJ Langis and Andy Anderson
St Albans Partners Ltd.	1,500,000	*	2,000,000	*	62,340	—	Alex Lach
Stanfield Offshore Leveraged Assets, Ltd.	—	—	10,000,000	*	178,113	300,000	Dan Baldwin
							Steve Alfieri Chris Jansen Sarah Street Chris Greetham (31)
Steelhead Pathfinder Fund LP	1,000,000	*	700,000	*	30,279	—	J. Michael Johnston
							Brian K. Klein
SuttonBrook Capital Management LP	75,000,000	3.41	—	—	1,335,848	—	John London Steven Weinstein (32)
The Grable Foundation	—	—	107,000	*	1,906	—	Tracy Mitland
The Police and Fire Retirement System of the City of Detroit	—	—	713,000	*	12,699	—	Tracy Mitland
TQA Master Fund	—	—	1,243,000	*	22,139	—	Robert Butman
							George Esser John Idone Paul Bucci Bartholomew Tesoriero DJ Langis and Andy Anderson
TQA Master Plus Fund	—	—	682,000	*	12,147	—	Robert Butman
							George Esser John Idone Paul Bucci Bartholomew Tesoriero DJ Langis and Andy Anderson
Tribeca Global Convertible Investments Ltd.(+)	20,000,000	*	—	—	356,226	—	Jeffrey Chmielewski
Trustmark Insurance Company	—	—	458,000	*	8,158	—	Tracy Mitland

	Principal Amount of					Number of
	2011 Notes Beneficially		Principal Amount of 2013			Shares of
	Owned and Offered		Notes Beneficially Owned		Number of	Common Stock
	(USD) and Percentage		and Offered (USD) and		Shares of	Beneficially	Natural Person(s) with
	of 2011 Notes		Percentage of 2013 Notes		Common Stock	Owned After the	Voting or Investment
Name of Selling Securityholder(1)	Outstanding (%)		Outstanding (%)		Offered(2)(3)	Offering(4)	Power

UBS Securities LLC(#)	110,000,000	5.00	65,247,000	2.97	3,121,377	—	(34)
Union Carbide Employees Pension Plan	—	—	1,300,000	*	23,155	—	Gene T. Pretti
Universal Investment Gesellschaft MBH, Ref. Aventis	5,750,000	*	—	—	102,415	—	Autandil Gigneishuili
Vicis Capital Master Fund	3,000,000	*	3,000,000	*	106,868	—	John Succo
							Shad Stastney Sky Lucas
Victory Capital Management	—	—	8,825,000	*	157,185	—	(33)
Wachovia Capital Markets LLC(#)(+)	15,000,000	*	30,000,000	1.36	801,509	—	(34)
Western American Life Insurance Company	—	—	100,000	*	1,781	—	Kevin Adams
Whitebox Convertible Arbitrage Partners LP	24,451,000	1.11	—	—	435,504	—	Andrew Redleaf
Whitebox Diversified Convertible Arbitrage Partners LP	4,000,000	*	2,000,000	*	106,868	—	Andrew Redleaf
Worldwide Transactions Limited	400,000	*	500,000	*	16,030	—	Michael S. Rasen
							William D. Fertig
Xavex Convertible Arbitrage 10 Fund	—	—	660,000	*	11,755	—	Nathanial Brown
							Robert Richardson
Xavex Convertible Arbitrage 2 Fund	80,000	*	—	—	1,425	—	Nathanial Brown
							Robert Richardson
Yield Strategies Fund I L.P.	3,000,000	*	3,000,000	*	106,868	—	Alex Lach
Yield Strategies Fund II L.P.	1,000,000	*	500,000	*	26,717	—	Alex Lach
Zazove Convertible Securities Fund, Inc.	—	—	2,500,000	*	44,528	—	Gene T. Pretti
Zurich Institutional Benchmark Master Fund	—	—	312,000	*	5,557	—	Robert Butman
							George Esser John Idone Paul Bucci Bartholomew Tesoriero DJ Langis and Andy Anderson
Zurich Institutional Funds, Wanderlauleihen Global	1,500,000	*	—	—	26,717	—	Autandil Gigneishuili

*	Less than one percent (1%).

#	The selling securityholder is a registered broker-dealer.

+	The selling securityholder is an affiliate of a registered broker-dealer.

(1)	Information concerning other selling securityholders will be set forth in supplements to this prospectus supplement from time to time, if required.

(2)	Assumes conversion of all of the holder’s notes at a conversion rate of 17.8113 shares of common stock per $1,000 principal amount of the notes. This conversion rate is subject to adjustment as described under “Description of the Notes — Conversion Rights.” As a result, the number of shares of common stock issuable upon conversion of the notes may increase or decrease in the future. Excludes fractional shares and shares of common stock that may be issued by us upon the repurchase of the notes as described under “Description of the Notes — Adjustment to Conversion Rate — Adjustment to Conversion Rate Upon a Change of Control.” Holders will receive a cash adjustment for any fractional share amount resulting from conversion of the notes, as described under “Description of the Notes — Conversion Rights.”

(3)	Calculated based on Rule 13d-3(d)(i) of the Exchange Act. The number of shares of common stock beneficially owned by each holder named above is less than 1% of our outstanding common stock calculated based on 1,154,963,648 shares of common stock outstanding as of July 21, 2006. In calculating this amount for each holder, we treated as outstanding the number of shares of common stock issuable upon conversion of all of that holder’s notes, but we did not assume conversion of any other holder’s notes.

(4)	For purposes of computing the number and percentage of notes and shares of common stock to be held by the selling securityholders after the conclusion of the offering, we have assumed for purposes of the table above that the selling securityholders named above will sell all of the notes and all of the common stock issuable upon conversion of the notes offered by this prospectus, and that any other shares of our common stock beneficially owned by these selling securityholders will continue to be beneficially owned.

(5)	AG Offshore Convertibles, Ltd. is an affiliate of a registered broker-dealer due solely to its being under common control with a registered broker-dealer. The broker-dealer that is an affiliate of AG Offshore Convertibles, Ltd. was not involved in the purchase of the shares, and will not be involved in the sale of the shares. AG Offshore Convertibles, Ltd. purchased the shares in the normal course of its business and is not a party to any agreement or other understanding to distribute the shares directly, or indirectly.

(6)	Alexandra Investment Management, LLC, a Delaware limited liability company (“Alexandra”), serves as investment adviser to the Selling Securityholder (beneficial owner). By reason of such relationship, Alexandra may be deemed to share dispositive power or investment control over the shares of common stock stated as beneficially owned by the Selling Securityholder. Alexandra disclaims beneficial ownership of such shares of common stock. Messrs. Filimino and Sogoloff disclaim beneficial ownership of such shares of common stock.

(7)	The Allstate Corporation (“Allstate”), which is a New York Stock Exchange listed company, is the parent company of Allstate Insurance Company (“AIC”), an Illinois insurance company. AIC is the parent company of Allstate Life Insurance Company (“ALIC”), an Illinois insurance company. ALIC is the parent company of Allstate Life Insurance Company of New York, a New York insurance company. The Allstate Corporation is also the parent company of American Heritage Life Investment Corporation, a Delaware company that is the parent company of American Heritage Life Insurance Company, a Florida insurance company. Agents Pension Plan is a qualified Employee Retirement Income Security Act plan that is maintained for the benefit of certain agents of AIC. BNY Midwest Trust Company, as Trustee for such Plan, holds title to all Plan investments. Allstate disclaims any interest in securities held in such Trust, although the Investment Committee for such Plan consists of AIC officers. Allstate Retirement Plan is a qualified Employee Retirement Income Security Act plan that is maintained for the benefit of certain employees of AIC. BNY Midwest Trust Company, as Trustee for such Plan, holds title to all Plan investments. Allstate disclaims any interest in securities held in such Trust, although the Investment Committee for such Plan consists of AIC officers. Allstate Plans’ Master Trust is a trust for certain Agents Pension Plan and Allstate Retirement Plan investments. BNY Midwest Trust Company, as Trustee for such Trust, holds title to all Trust investments. Allstate disclaims any interest in securities held in such Trust, although the Investment Committee for such Trust consists of AIC officers. AIC is the parent company of Allstate New Jersey Holdings, LLC, a Delaware limited liability company, which is the parent company of Allstate New Jersey Insurance Company, an Illinois insurance company. Allstate Investments, LLC, an affiliate of AIC and ALIC, is the investment manager for these entities.

(8)	Nicholas-Applegate Capital Management LLC (“Nicholas-Applegate”) is an investment adviser registered under the Investment Advisers Act of 1940. Nicholas-Applegate is an affiliate of Nicholas-Applegate Securities LLC, a limited purpose broker-dealer registered with the National Association of Security Dealers effective April 1993. Nicholas-Applegate Securities LLC was organized in December 1992 for the sole purpose of distributing mutual funds sponsored by Nicholas-Applegate. This selling security holder has delegated full investment authority to Nicholas-Applegate, as investment adviser, over these securities, including full dispositive power. The Chief Investment Officer of Nicholas-Applegate is Horacio A. Valeiras, CFA who, in such capacity, has oversight authority over all portfolio managers at Nicholas-Applegate. To the knowledge of Nicholas-Applegate, the securities listed herein were not acquired as compensation for employment, underwriting, or any other services performed by the selling security holder for the benefit of the issuer.

(9)	Basso Capital Management, L.P. (“Basso”) is the Investment Manager to Basso Five Sticks, L.P. (the “Fund”). Howard Fischer is a managing member of Basso GP LLC, the General Partner of Basso. Mr. Fischer has ultimate responsibility for trading with respect to the Fund. Mr. Fischer disclaims ultimate beneficial ownership of the shares.

(10)	Basso Capital Management, L.P. (“Basso”) is the Investment Manager to Basso Fund Ltd. (the “Basso Fund”). Howard Fischer is a managing member of Basso GP LLC, the General Partner of Basso. Mr. Fischer has ultimate responsibility for trading with respect to the Fund. Mr. Fischer disclaims ultimate beneficial ownership of the shares.

(11)	Basso Capital Management, L.P. (“Basso”) is the Investment Manager to Basso Holdings Ltd. (the “Basso Fund”). Howard Fischer is a managing member of Basso GP LLC, the General Partner of Basso. Mr. Fischer has ultimate responsibility for trading with respect to the Fund. Mr. Fischer disclaims ultimate beneficial ownership of the shares.

(12)	Basso Capital Management, L.P. (“Basso”) is the Investment Manager to Basso Multi-Strategy Holding Fund Ltd. (the “Basso Fund”). Howard Fischer is a managing member of Basso GP LLC, the General Partner of Basso. Mr. Fischer has ultimate responsibility for trading with respect to the Fund. Mr. Fischer disclaims beneficial ownership of the shares.

(13)	Citadel Limited Partnership (“CLP”) is the trading manager of Citadel Equity Fund Ltd. and consequently has investment discretion over securities held by Citadel Equity Fund Ltd. Citadel Investment Group, L.L.C. (“CIG”) controls CLP. Kenneth C. Griffin controls CIG and therefore has ultimate investment discretion over securities held by Citadel Equity Fund Ltd. CLP, CIG, and Mr. Griffin each disclaim beneficial ownership of the shares held by Citadel Equity Fund Ltd.

(14)	Deutsche Bank Securities, Inc. is a publicly held company

(15)	Basso Capital Management, L.P. (“Basso”) is the Investment Manager to Five Sticks, L.P. (the “Basso Fund”). Howard Fischer is a managing member of Basso GP LLC, the General Partner of Basso. Mr. Fischer has ultimate responsibility for trading with respect to the Fund. Mr. Fischer disclaims ultimate beneficial ownership of the shares.

(16)	Highbridge Capital Management, LLC (“Highbridge”) is the trading manager of HBMC LLC (“HBMC”) and consequently has voting control and investment discretion over securities held by HBMC. Glenn Dubin and Henry Swieca control Highbridge. Each of Highbridge, Glenn Dubin and Henry Swieca disclaims beneficial ownership of the securities held by HBMC.

(17)	Highbridge Capital Management, LLC (“Highbridge”) is the trading manager of (“HBMC”) and consequently has voting control and investment discretion over securities held by HBMC. Glenn Dubin and Henry Swieca control Highbridge. Each of Highbridge, Glenn Dubin and Henry Swieca disclaims beneficial ownership of the securities held by HBMC.

(18)	Nicholas-Applegate Capital Management LLC (“Nicholas-Applegate”) is an investment adviser registered under the Investment Advisers Act of 1940. Nicholas-Applegate is an affiliate of Nicholas-Applegate Securities LLC, a limited purpose broker-dealer registered with the NASD effective April 1993. Nicholas-Applegate Securities LLC was organized in December 1992 for the sole purpose of distributing mutual funds sponsored by Nicholas-Applegate. This selling security holder has delegated full investment authority to Nicholas-Applegate, as investment adviser, over these securities, including full dispositive power. The Chief Investment Officer of Nicholas-Applegate is Horacio A. Valeiras, CFA who, in such capacity, has oversight authority over all portfolio managers at Nicholas-Applegate. To the knowledge of Nicholas-Applegate, the securities listed herein were not acquired as compensation for employment, underwriting, or any other services performed by the selling security holder for the benefit of the issuer.

(19)	JMG Triton Offshore Fund, Ltd. (the “Fund”) is an international business company organized under the laws of the British Virgin Islands. The Fund’s investment manager is Pacific Assets Management LLC, a Delaware limited liability company (the “Manager”) that has voting and dispositive power over the Fund’s investments, including the registrable securities. The equity interests of the Manager are owned by Pacific Capital Management, Inc., a California corporation (“Pacific”) and Asset Alliance Holding Corp., a Delaware corporation. The equity interests of Pacific are owned by Messrs. Roger Richter,

Jonathan M. Glaser and Daneil A. David. Messrs. Glaser and Richter have sole investment discretion over the Fund’s portfolio holdings.

JMG Capital Partners, L.P. (“JMG Partners”) is a California limited partnership. Its general partner is JMG Capital Management, LLC (the “Manager”), a Delaware limited liability company and an investment adviser that has voting and dispositive power over JMG Partners’ investments, including the registrable securities. The equity interests of the Manager are owned by JMG Capital Management, Inc., (“JMG Capital”) a California corporation, and Asset Alliance Holding Corp., a Delaware corporation. Jonathan M. Glaser is the Executive Officer and Director of JMG Capital and has sole investment discretion over JMG Partners’ portfolio holdings.

(20)	JMG Triton Offshore Fund, Ltd. (the “Fund”) is an international business company organized under the laws of the British Virgin Islands. The Fund’s investment manager is Pacific Assets Management LLC, a Delaware limited liability company (the “Manager”) that has voting and dispositive power over the Fund’s investments, including the registrable securities. The equity interests of the Manager are owned by Pacific Capital Management, Inc., a California corporation (“Pacific”) and Asset Alliance Holding Corp., a Delaware corporation. The equity interests of Pacific are owned by Messrs. Roger Richter, Jonathan M. Glaser and Daneil A. David. Messrs. Glaser and Richter have sole investment discretion over the Fund’s portfolio holdings.

JMG Capital Partners, L.P. (“JMG Partners”) is a California limited partnership. Its general partner is JMG Capital Management, LLC (the “Manager”), a Delaware limited liability company and an investment adviser that has voting and dispositive power over JMG Partners’ investments, including the registrable securities. The equity interests of the Manager are owned by JMG Capital Management, Inc., (“JMG Capital”) a California corporation, and Asset Alliance Holding Corp., a Delaware corporation. Jonathan M. Glaser is the Executive Officer and Director of JMG Capital and has sole investment discretion over JMG Partners’ portfolio holdings.

(21)	Carlo Greg is the Chief Investment Officer of KBC AIM Limited

(22)	Carlo Greg is the Chief Investment Officer of KBC AIM Limited

(23)	The securities are under the total control of KBC Financial Products Cayman Islands Ltd. KBC Financial Products Cayman Islands Ltd. is a direct wholly-owned subsidiary of KBC Financial Holdings, Inc., which in turn is a direct wholly-owned subsidiary of KBC Bank N.V., which in turn is a direct wholly owned subsidiary of KBC Group N.V., a publicly traded entity.

(24)	The securities are under the total control of KBC Financial Products Cayman Islands Ltd. KBC Financial Products Cayman Islands Ltd. is a direct wholly-owned subsidiary of KBC Financial Holdings, Inc., which in turn is a direct wholly-owned subsidiary of KBC Bank N.V., which in turn is a direct wholly owned subsidiary of KBC Group N.V., a publicly traded entity.

(25)	Forest Investment Management LP (“Forest”) has sole voting control and shared investment control. Forest is wholly owned by Forest Partners II, the sole general partner of which is Michael A. Boyd Inc., which is solely owned by Michael A. Boyd.

(26)	Man-Diversified Fund II Ltd. has been identified as the Controlling Entity of Man Mac I Ltd., the beneficial owner of the securities referred to in the questionnaire. The manager shares of Man-Diversified Fund II Ltd. are owned 75% by Albany Management Company Limited and 25% by Man Holdings Limited. The registered shareholder of Albany Management Company Limited is Argonaut Limited, a Bermuda company which is controlled by Michael Collins, a resident of Bermuda. Man Holdings Limited is a subsidiary of Man Group plc, which is a public company listed on the London Stock Exchange.

(27)	Oaktree Capital Management LLC (“Oaktree”) is the investment manager of the selling securityholder listed below with respect to the aggregate principal amount of registrable securities. It does not own any equity interest in the selling securityholder hereto but has voting and dispositive power over the aggregate principal amount of registrable securities set forth next to such selling securityholder’s name. Lawrence Keele is a principal of Oaktree and is the portfolio manager for the selling securityholder. Mr. Keele, Oaktree and all employees and members of Oaktree disclaim beneficial ownership of the registrable securities held by all selling securityholders, except for their pecuniary interest therein.

(28)	Polygon Investment Partners LLP and Polygon Investment Partners LP (the “Investment Managers”), Polygon Investments Ltd. (the “Manager”), Alexander E. Jackson, Reade E. Griffith and Patrick G.G. Dear share voting and dispositive power of the securities held by Polygon Global Opportunities Master Fund. The Investment Managers, the Manager, Alexander E. Jackson, Reade E. Griffith and Patrick G.G. Dear disclaim beneficial ownership of the securities held by Polygon Global Opportunities Master Fund.

(29)	Carlo Greg is the Chief Investment Officer of KBC AIM Limited

(30)	The discretionary investment manager of the selling securityholder is Satellite Asset Management, L.P. (“SAM”). The controlling entity of SAM is Satellite Fund Management, LLC (“SFM”). The managing members of SFM are Lief Rosenblatt, Mark Sonnino & Gable Nechamkin. SAM, SFM and each named individual disclaims beneficial ownership of the securities.

(31)	The beneficial holder of the securities is Stanfield Offshore Leverage Assets, Ltd. (“SOLA”), a Cayman Islands exempted company. The investment manager of SOLA is Stanfield Capital Partners LLC, a New York limited liability company, which is an investment adviser registered with the U.S. Securities and Exchange Commission under the Investment Advisers Act of 1940, as amended. The members of the management committee of Stanfield Capital Partners LLC are Dan Baldwin, Steve Alfieri, Chris Jansen, Sarah Street and Chris Greetham. Each member disclaims beneficial ownership of the securities owned by SOLA.

(32)	John London and Steve Weinstein. SuttonBrook Capital Management is the investment manager of SuttonBrook Capital Portfolio LP. John London and Steve Weinstein are the natural persons w/control over SuttonBrook Capital Management LP.

(33)	The selling securityholder has indicated that this disclosure is not applicable.

(34)	The selling securityholder is a wholly-owned subsidiary of a company that is required to file periodic and other reports with the SEC.

(35)	The selling securityholder is a company that is required to file periodic and other reports with the SEC.

Only selling securityholders identified above who beneficially own the securities set forth opposite their respective names in the foregoing table may sell such securities under the registration statement. Prior to any use of this prospectus supplement in connection with an offering of the notes and/or the underlying common stock by any holder not identified above, this prospectus supplement will be supplemented to set forth the name and other information about the selling securityholder intending to sell such notes and the underlying common stock. The prospectus supplement will also disclose whether any securityholder selling in connection with such prospectus supplement has held any position or office with, been employed by or otherwise had a material relationship with, us or any of our affiliates during the three years prior to the date of the prospectus supplement if such information has not been disclosed in this prospectus supplement.

Legal Matters

The validity of the securities offered by this prospectus supplement will be passed upon for us by Wilmer Cutler Pickering Hale and Dorr LLP, Boston, Massachusetts and Fredrikson & Byron, P.A., Minneapolis, Minnesota.

Experts

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus supplement by reference to the Annual Report on Form 10-K for the year ended April 28, 2006 have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.